UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

26550 Acheson Road

Acheson, Alberta T7X 6B2

(780) 960-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	2017 Annual Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Martin Ferron
Name:	Martin Ferron
Title:	Chairman and Chief Executive Officer

Date: February 14, 2018

NORTH AMERICAN
ENERGY PARTNERS INC.

2017 Annual Report

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GROWTH AND DIVERSITY

To My Fellow Shareholders:

This is my first shareholder letter as both Chairman and CEO and I am really excited about the prospect of being involved with our company, long after my eventual retirement from the latter role. I firmly believe that we have a very bright future built upon sustainable “growth and diversity”.

Back in the fourth quarter of 2016 we unveiled a plan to grow both revenues and EBITDA by a compound 15% per year for 2017-2019. Recall that then we were still deep into a terrible cyclical down turn in our core oil sands market sector and the timing of a recovery was uncertain. Well, despite the downturn continuing through 2017, after a false uptick in the first part of the year, we managed to grow revenue and EBITDA by 37% and 24% respectively, above the levels reached in 2016. I am delighted by this achievement and congratulate my superb team of employees for pulling it off, in tough circumstances. Other notable accomplishments in the past year were:

•  Thepreservation of very strong safety management performance, even with much higher activity, involving many new and inexperienced personnel. Our total recordable injury rate was well under 0.5 again, which signifies a top decile outcome in the construction industry. As I strongly contend that outstanding safety execution is the foundation for overall operational excellence, we will always strive for further improvements.

•  A return to net profitability, as one of very few oil field related service companies to achieve this. Going forward, linked to the growth plan, we expect the profitability to move meaningfully higher.

•  Oursuccessful diversification onto a significant coal mine project as well as a new copper mine, for a minimum three year term. Depending on coal prices we hope to stay on the coal site for part of 2018 and we are chasing further diversity from other natural resource plays and infrastructure projects. During the fourth quarter almost 20% of our revenues were derived from outside the oil sands.

•  Theformation of the Dene North joint venture with a strong indigenous partner. Although the targeted market for this venture, SAGD site support, is slow to recover, we are well positioned to grow this new part of our business.

•  Theinitiation of the provision of heavy equipment maintenance and rebuild services for our customers, which is covered in more detail below.

Okay, so moving right along now to cover future prospects, we are starting 2018 flat out busy, largely driven by our customers scrambling to maximize production on the oil sands mines, a trend I have been talking about since the cyclical downturn started over three years ago. We are also extremely active addressing bids for both earthworks and heavy construction, with customers keen to secure capacity much earlier this year. For the first time since 2014 we are tendering for significant civil construction, scopes, which is symptomatic of this key market segment swinging back to full life. All in all by the end of the first quarter we could be weII on the way to meeting our growth targets for the year. A genuine recovery in oil sands work appears to be taking shape quickly and we continue to pursue profitable diversity in other markets.

Our outlook is easily the most positive since I came to Canada almost six years ago and we continue to execute our work really well, so all is positive then? The answer being everything, with the exception of our stock price and since this is a letter to shareholders, I will devote some time now to why I think that is. In a nutshell, I believe that potential new investors have developed a very negative sentiment towards oil and gas related investments in general and oil sands oriented service companies in particular. This is in very stark contrast to the investor euphoria that has prevailed, until very recently, in relation to almost every other asset class available. To put this point into perspective we are currently trading ($5.32/ share) at an EV/EBITDA multiple of around 3.4, based on consensus analyst estimates for 2019. The research analysts then strongly opine that this is way too cheap for a profitable entity growing at a CAGR of 15%+.

Based on my long tenure in the oil industry, I have experienced periods of deeply negative sentiment several times before and I am well aware that it can be very challenging and time consuming to turn the tide the other way. I am trying hard though and hopefully will have more success than King Canute. To demonstrate my efforts, I share below the answers I have provided, to existing and potential investors who have recently asked good questions about our business and present operating environment:

Q: The WTI oil price started the year strongly in 2017 (US$55+/ bbl) only to fall away dramatically by mid-year (US$45-/bbl) taking investor confidence and therefore the stock prices of oil related companies with it. Now at the start of 2018, with the oil price having risen quickly to as high as US$66/bbl, but with future prices in steep backwardation, will history repeat?

A: The oil market appears to be better balanced this year with the support of strong world-wide economic growth. That said it would be no surprise to see oil trade in the range of say US$55-$70/bbl this year, with the low point being the price that got investors excited at the start of 2017. It is important to note, however, that even if the oil price drops below US$50/bbl, we would still expect to meet our financial targets for 2018, just as we did in 2017.

Q: Surely the adoption of electric vehicles will dramatically crimp the demand for oil in the not too distant future?

A: I am firmly in the camp that foresees the impact of such vehicles on oil demand as being far overstated in both quantum and timing. Overall energy demand will continue to grow with oil playing an important role for many years to come. Of interest to us also is that electric vehicles will drive demand growth for copper and nickel/cobaIt, bringing us opportunities to support the mining of these metals.

Q: Given the capital intensity of your business what is the best valuation methodology for your stock?

A: The universal metric, used by most analysts, of EV/ EBITDA is still the best way to achieve a comparative valuation for us, in our industry. Also, as we have now returned to healthy profitability, EBIT and EPS multiples have merit. A key to our recent operating and financial success has been our ability to grow EBITDA while spending much less on sustaining capital, than our depreciation expense. It is important for shareholders to understand that we have done that by: buying used equipment at attractive prices; meaningfully extending the useful lives of assets, by employing best in class maintenance; and performing very cost effective asset rebuilds.

Q: 2017 saw almost a mass exodus of major international oil companies from the oil sands, surely they left for reasons related to cost, carbon, or constraints (pipelines)?

A: I am sure that all of the sellers left for solid strategic reasons, with one citing lack of scale and capability as the motive. The buyers have been large Canadian oil companies, most with the means and ability to do better with the assets. We are already seeing an upswing in demand as the new owners seek to breathe fresh life into their purchases.

Q: You have been aggressively buying back your stock for the last four years. Are you concerned that this is having a negative effect on trading liquidity?

A: Quite simply, I firmly contend that this capital allocation strategy was by far the best option in the steep cyclical downturn and outweighed short term concerns about liquidity. Also arguably we have been an excellent source of liquidity for some exiting shareholders in the period.

Q: You asserted on the Q3 earnings call that you operate in the oil sands out of choice, rather than necessity. Can you please expand on that remark?

A: As we have demonstrated over the last two years we can achieve utilization for our assets outside the oil sands, but we have chosen to remain focused on this oil basin, as we have established considerable operating expertize and strong customer relationships. Investors should note though, that unlike most oil service companies, we are not a hostage to the oil business. If we chose to we could deploy all of our assets to a combination of different geographies, natural resources and infrastructure projects. Our fleet of equipment has the optimum utilization diversity.

Q: Is there any one growth initiative that particularly excites you?

A: My current favorite from the many initiatives that we are pursuing is the expansion of our service offering to include heavy equipment maintenance for our customers. Maintenance has become one of our real core competencies and customers are trending towards rebuilding existing equipment rather than buying new. To address a part of this large and growing market the Board recently approved $28 million of growth capital expenditure to purpose design and build a combined maintenance and consolidated office facility, in Edmonton. Our plan is to be fully up and running in those premises by very early 2019 and we expect cash payback on the investment in about 5 years, from then.

Q: A key customer recently announced the introduction of 150 autonomous mining trucks over the next six years. What are the implications for your business prospects?

A: Firstly, we welcome any initiative that makes overall oil sands operations safer and more cost effective. Secondly, we believe that the autonomous trucks will be replacement vehicles, rather than incremental units and will represent around 30% of the customer’s total ore mining fleet. Our customers have always handled the mining of the ore themselves and this activity is best suited to automation due to the consistency of the material and the predictability of the haul routes. Lastly, we have been supporting the mine operators for over three decades, with smaller, cheaper and more flexible trucks, performing important activities, the least suited to automation. If we continue to excel, we expect to retain our key role for many more years.

Well that is a wrap for this letter, except that I am pleased to announce that we will be seeking your approval, at the annual meeting, to change our name to North American Construction, to better describe what we do and where we do it. Hopefully, this rebranding will also help to overcome the negative sentiment towards us and place more emphasis on our growth and diversity.

Martin Ferron

CAGR - Compound Annual Growth Rate

EV - Enterprise Value

SAGD - Steam Assisted Gravity Drainage

EBIT - Earnings Before Interest & Taxes

EPS - Earnings Per Share

BBL - Barrel

EBITDA - Earnings Before Interest, Tax, Depreciation & Amortization as defined in our filings

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Management’s Discussion and Analysis

For the year ended December 31, 2017

A. EXPLANATORY NOTES

February 13, 2018

The following Management’s Discussion and Analysis (“MD&A”) is as of December 31, 2017 and should be read in conjunction with the attached audited consolidated financial statements for the year ended December 31, 2017 and notes that follow. These statements have been prepared in accordance with United States (“US”) generally accepted accounting principles (“GAAP”). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form (“AIF”), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

Caution Regarding Forward-Looking Information

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward-looking statements with this symbol “◆”. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information.

Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as “gross profit”, “margin”, “EBIT”, “EBITDA”, “Consolidated EBITDA” (as defined in our previous credit agreement) and “Adjusted EBITDA” (as defined in our new credit agreement), “Total Debt”, “Net Debt”, and “Free Cash Flow”. We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

Gross profit and loss

“Gross profit” is defined as revenue less: project costs; equipment costs; and depreciation.

We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative (“G&A”) overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.

EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA

“EBIT” is defined as net income (loss) before interest expense and income taxes.

“EBITDA” is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.

“Consolidated EBITDA” is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash (equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).

As discussed in “Resources and Systems – Capital Resources and Use of Cash” in this MD&A, our new Credit Facility introduced a new non-GAAP measure “Adjusted EBITDA”, which is defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss). Adjusted EBITDA is used in the calculation of the financial covenants in our new Credit Facility.

2017 Management’s Discussion and Analysis	1

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We believe that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of our business. Management reviews Consolidated EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, we believe that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of our share price.

As EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA are non-GAAP financial measures, our computations of EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA may vary from others in our industry. EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA, Consolidated EBITDA and Adjusted EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Margin

We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to “gross profit margin”, “operating income margin”, “net income (loss) margin”, “EBIT margin”, “Consolidated EBITDA margin”, or “Adjusted EBITDA margin”.

We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

Total Debt and Net Debt

“Total Debt” is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit); and (iii) convertible unsecured subordinated debentures (the “Convertible Debentures”), and (iv) liabilities from hedge and swap arrangements. Our definition of Total Debt excludes deferred financing costs related to Total Debt. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.

“Net Debt” is defined as Total Debt less cash and cash equivalents recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.

Free Cash Flow

“Free Cash Flow” is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel Free Cash Flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

B. SIGNIFICANT BUSINESS EVENTS

2017 Economic and Industry Highlights

During 2017 our economy, our industry and our customers continued to experience an unusually long cyclical economic downturn driven by the global oversupply of crude oil. The continued global oversupply of crude oil and the weakening position of Organization of Petroleum Exporting Countries (“OPEC”) in managing global oil production levels with the growth of non-OPEC countries oil production capacity led to a series of small gains and subsequent losses against a $50.00 (US/barrel) plateau as OPEC’s efforts to gain agreement to curtail oil

2	2017 Management’s Discussion and Analysis

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production levels were continually met with the awakening of the US shale oil market with the advent of improved and more cost effective oil extraction technology that allowed them to compete with the traditional oil producer’s lower production cost supply at these oil price levels.

In recent months, the reporting of the weekly oil inventory levels both in the US and globally has given rise to the anticipation that a re-balancing of oil supply and demand may be underway. Expectations for the near term growth in oil prices have gained a level of optimism with projections that the current oil producer behavior may sustain the current $60.00 – $65.00 (US/barrel) range of prices through 2018. The pricing optimism is buoyed by the recent geopolitical issues in the Middle East, Africa and Latin America; all of which have the potential to cause a short-to-medium term reduction in global inventory levels.

Our customers entered the year having already reacted to lower revenue from lower oil prices with investment deferrals in growth capital projects (the majority of these deferrals related to higher operating cost “in situ” extraction method projects) and the implementation of aggressive operating cost reduction plans, which included the dilution of fixed costs through maximizing production levels. With the rebound in oil prices during the latter half of the year, oil sand producers have started to signal renewed capital investment in the expansion of existing in situ projects while maintaining the execution of mine plans for their longer-life, lower operating cost oil sands mines.

Below are some of the economic, political and customer highlights of 2017 that have influenced our business, many of which were not anticipated as we entered 2017:

•	According to the Bank of Canada, the Canadian economy continues to experience moderate inflation with current Consumer Price Index (CPI) inflation trends remaining within its target inflation rate of close to 2%.

•	The West Texas Intermediate (WTI) price per barrel of oil opened 2017 at $53.75 (US$/barrel) while the Canadian / US exchange rate opened at $0.74. On December 31, 2017 the WTI price per barrel of oil was $60.46 (US$/barrel) and the Canadian / US exchange rate was $0.80.

◦	On June 21, 2017, the WTI price per barrel dropped to a low of $42.48 (US$/barrel).

◦	On May 4, 2017, the Canadian / US exchange rate dropped to a low of $0.73.

•	An expanded gap between Western Canada Select (“WCS”), the price of Alberta heavy crude, compared to WTI or Brent pricing (the “differential”) driven by the dependence on limited pipeline capacity or the use rail cars to transport the increasing production levels of heavy crude from Alberta to major markets.

◦	The differential reached a four year high in early 2018 with the WCS price per barrel trading at a discount of more than $27.00 against the WTI price per barrel.

•	Long-term delays in obtaining regulatory approval for pipeline capacity expansion solutions for oil transportation.

◦	The Trans Mountain Expansion (TMX) pipeline twinning by Kinder Morgan[1] (to Vancouver, BC) was approved in November 2016 with 190 environmental and social conditions. Since then, a new British Columbia provincial government was elected on May 9, 2017. The new government ran on a platform that included challenging the construction of the TMX pipeline project.

◦	The TransCanada[2] Energy East pipeline (to Atlantic Canada) was subjected to a new round of intense review by the National Energy Board as a result of new standards initiated by the Federal government. TransCanada terminated the proposed project on October 5, 2017.

◦	The TransCanada XL Keystone pipeline (to the US gulf coast), which had been rejected under the previous US government after more than seven years of delays, was approved under an executive order signed by the new President of the United States on January 24, 2017. The project, with projected pipeline capacity of 830,000 barrels per day of crude oil carried from Alberta to Steele City, Nebraska, is still undergoing state permitting review for the proposed route and continues to face legal challenges from special interest groups.

◦	The Enbridge “Line 3 Replacement” project, replacing large segments of the aging 1,660 kilometer pipeline running between Hardisty, Alberta and Superior, Wisconsin received Canadian federal government approval on November 29, 2016 after a year of regulatory review.

1 Kinder Morgan Inc., owner of the of the Trans Mountain Pipeline System.

2 TransCanada Corporation (TransCanada)

2017 Management’s Discussion and Analysis	3

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However, the project continues to encounter roadblocks in the approval of the US segment of the project. The project is projected to achieve initial capacity of 760,000 barrels per day when commissioned in 2019.

•	Previous political changes in both the Alberta provincial government and Canadian federal government continue to provide a less oil friendly political climate and the implementation of: higher corporate taxes; increases to energy royalties; an escalating carbon tax; emission limits; and more stringent environmental regulations for both the production and transportation of oil.

◦	On January 1, 2017, the Alberta provincial government implemented the first phase of their new climate plan, which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. The climate plan places some certainty on the future greenhouse gas (GHG) costs, while the limit on oil sands emissions anticipates that companies will be forced to ensure only the most profitable and efficient projects are developed.

•	On May 14, 2017 an explosion and fire shut down Syncrude Canada Limited’s (Syncrude)[3] Mildred Lake upgrader. The repairs, coupled with the acceleration in timing of planned fall maintenance work delayed the mine’s full ramp up into the third quarter of 2017.

•	On May 17, 2017 Cenovus Energy Inc. completed its acquisition of the ConnocoPhillips assets. Cenovus primary focus in the oil sands is the steam assisted, gravity drainage (SAGD) extraction method projects.

•	On May 31, 2017 Canadian Natural Resources Limited (Canadian Natural) completed the acquisition of a 70% working interest in the Athabasca Oils Sands project (AOSP); including 70% of the Scotford upgrader and the Quest Carbon Capture and Storage project (minority interest – Chevron Canada Limited 20% / Shell Canada Limited 10%). AOSP’s holdings included the Muskeg River and Jackpine mines, which will now be operated by Canadian Natural.

•	Suncor[4] re-affirmed that their investment in the 52 year Fort Hills[5] mine is a long-term investment, not affected by current oil prices. The projected investment in the project was increased to approximately $17.0 billion, with the almost $2.0 billion increase supporting technology to boost future capacity and to accelerate construction which had been delayed as a result of the 2016 Fort McMurray wildfire.

◦	On January 29, 2018. Suncor announced that they had achieved continuous operations from the first mine train on the project with expectations that they will achieve 90% of the targeted production of 194,000 barrels per day (bpd) by the end of 2018.

◦	On January 30, 2018, Suncor announced that it will proceed with the phased implementation of 150 autonomous haul trucks at their company-operated mines, starting with the North Steepbank mine. These autonomous haul trucks, are expected to replace approximately 33% of Suncor’s current haul truck fleet over the next six years. Autonomous haul trucks are best suited for ore handling applications due to the consistency of the load and the predictability of the route, while many earthmoving activities that we perform, such as tailings pond related mature fine tailings (“MFT”) hauling, are not suitable applications for automation.

•	Having completed the acquisition of an increased ownership interest of Syncrude and its Mildred Lake[6] and Aurora[7] oil sands mines in 2016, Suncor announced that, working with Imperial Oil Limited, the current operator, they anticipate driving the cash operating costs of the operations down below $30.00 (CDN$/ barrel) by 2020. Suncor’s strategy has already been able to deliver cash operating costs to under $25.00 per barrel of production for their Millennium and Steepbank oil sands mines.

3 Syncrude Canada Ltd. (Syncrude), operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Suncor Energy Oil and Gas Partnership (58.74%), Imperial Oil Resources (25%), Sinopec Oil Sands Partnership (9.03%), Nexen Oil Sands Partnership (7.23%).

4 Suncor Energy Inc. (Suncor).

5 Fort Hills Energy LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (53.06%), Total (26.05%) and Teck Resources Ltd. (20.89%). Through its affiliate, Suncor Energy Operating Inc. (SEOI), Suncor is the developer and operator of the Fort Hills project via an operating services contract.

6 Mildred Lake oil sands mine, owned and operated by Syncrude Canada Ltd.

7 Aurora Project (Aurora), owned and operated by Syncrude Canada Ltd.

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•	Multiple Alberta oil sands producers have plans to target capital investments for the restart or expansion of existing in situ oil sands projects, including the Firebag, Christina Lake[8], Kirby North[9], Sunrise[10] and Hangingstone[11] projects.

Accomplishments against our 2017 Strategic Priority

At the start of 2017, we reaffirmed our primary goal for shareholders to grow our shareholder value through being an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments and to leverage our equipment and expertise to support the development of provincial infrastructure projects across Canada. Our focus was on the following tactics:

•	enhance our safety culture;

•	grow our core business;

•	pursue revenue diversity;

•	further enhance productivity and profitability;

•	grow positive free cash flow, net income and earnings per share; and

•	maintain a strong balance sheet.

Heading into 2017 we also unveiled a plan to grow both our revenue and Consolidated EBITDA by a compound 15% per year for 2017, 2018 and 2019, despite our core oil sands market sector still being in a cyclical downturn with the timing of a recovery remaining uncertain.

As detailed in the “2017 Economic and Industry Highlights” section, above, 2017 continued to present significant challenges with the abnormally long cyclical downturn in our core oil sands market and the uncertain economic recovery timelines driven by the uncertainty over OPEC’s ability to influence the global supply of oil. Adding to hurdles was the suspension of primarily all sub-contract work on the Syncrude site for a large part of the year as a result of their March 14, 2017 upgrader fire. This suspension caused the cancellation of a significant earthworks contract we had secured earlier in the year. Despite these headwinds, we maintained our focus on our strategic priority and tactics which resulted in us exceeding our growth expectations and achieving the following significant accomplishments for the year ended December 31, 2017:

•	Our revenue increased by 37% to $292.6 million in 2017, compared to $213.2 million in revenue for 2016. With our continued focus on equipment management cost savings initiatives and strong project execution, we achieved a 24% growth in Consolidated EBITDA to $62.0 million in 2017, compared to $50.1 million in Consolidated EBITDA recorded for 2016.

•	We continued to elevate the standard of excellence in our safety culture, as reflected by our strong safety record in 2017, which included maintaining our Total Recordable Injury Rate (“TRIR”) well under 0.5 for the year. Our result represents just four reportable injuries in over 2.0 million hours worked. This impressive safety result reflected our belief that outstanding safety execution is the foundation for overall operational excellence.

•	We continue to develop our core business with long-term agreements with each of our major customers that extend beyond 2020, including:

◦	On February 1, 2017 we announced the renewal of a 5-year master services agreement on a sole sourced, negotiated basis with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The renewal brings us to four long-term agreements with customers that extend beyond 2020.

•	We continue to expand on our core business strategy, including:

◦	On April 1, 2017, we entered into a partnership agreement with Dene Sky Site Services Ltd. (“Dene Sky”), a private First Nations business based in Janvier, Alberta. Our subsidiary, North American Enterprises Ltd., was issued a 49% interest in the partnership while Dene Sky

8 Cenovus Energy Inc. (Cenovus Energy) is the operator of the Foster Creek and Christina Lake Oil Sands Projects. Both projects are 50/50 joint ventures with ConocoPhillips.

9 Kirby North Project is the Phase 1 of the Kirby In Situ Oil Sands Expansion Project (Kirby Expansion Project), owned and operated by Canadian Natural.

10 Sunrise Energy Project (Sunrise) is a 50/50 joint venture with Husky Energy Inc.‘s (Husky Energy) and BP Canada Energy Company (BP), a wholly owned subsidiary of BP PLC. The Sunrise project is operated by Husky Energy.

11 Hangingstone Project, a steam assisted gravity drainage (SAGD) project, is wholly owned and operated by Athabasca Oil Corporation (Athabasca Oil).

2017 Management’s Discussion and Analysis	5

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was issued a 51% interest. The partnership is carrying on business under the name “Dene North Site Services” and will operate primarily in Northern Alberta. We believe the arrangement will expand our services to both the oil sands mining and the in situ oil extraction markets, including providing us the ability to bid and perform certain earthworks, road construction and maintenance, specialized welding, site development, plant maintenance and labour services contract that we may not otherwise have had the opportunity to bid and perform.

•	We continue to work towards revenue diversity, including:

◦	Recently completing the construction of two tailing pond dams at the Red Chris Copper mine[12] located in northwest British Columbia.

◦	On June 6, 2017, we were awarded a contract to provide mine support services at the Fording River coal mine[13] in southeast British Columbia. The contract included the use of a fleet of our large haul trucks, shovels and excavators to support our customer’s coal mining operations by extracting and hauling coal as well as removing associated waste materials. We began mobilizing our fleet in late June 2017 with operations starting in July 2017. The contract was originally for a scope of work that was expected to be completed by December 2017, however our customer subsequently awarded us an additional scope of work that extended our expected activity at the mine well into the first half of 2018.

◦	On September 20, 2017, we were awarded a three year term contract to provide mine support services on the Highland Valley copper mine[14] in central British Columbia. The contract contemplated the use of a fleet of 40 tonne trucks, excavators and support equipment to support our customer’s copper mining operations and civil construction activities. We began mobilization of our fleet to the site in September 2017 with operations starting in October 2017.

◦	During 2017 we expanded our service offerings to include heavy equipment maintenance for our customers. Maintenance has become one of our core competencies and customers are trending towards rebuilding existing equipment rather than buying new.

◾	To support this expansion of our services into heavy equipment maintenance, our Board of Directors recently approved $28 million of growth capital expenditure to purpose design and build a new maintenance facility just outside of Edmonton, Alberta. This new facility will allow us to replace our current less efficient leased maintenance facility and provides enough space to allow us to also consolidate our office staff from our current leased office space. Our plan is to be fully up and running in this facility by very early 2019 and we expect cash payback on the investment within approximately 5 years.◆

◦	On September 7, 2017, our NAE Transportation Partners consortium was shortlisted (one of three) in the bidding process for the estimated $300 million public, private partnership (“P3”) project to build, finance, operate and maintain a 97-kilometer all-season gravel highway in the southern Northwest Territories (the Tlicho All-Season Road Project). Our bidding partners in our consortium are Eiffage Canada[15] and LaPrairie Group of Companies[16]. Bids are due in August, 2018, with the project award anticipated late in 2018.

◦	Our Red River Valley Alliance bidding activity is currently on hold, pending resolution of certain legal actions delaying the project’s permitting activities. The Red River Valley Alliance is a consortium including Acciona[17], Shikun Binui[18], InfraRed Capital Partners[19], and North American

12 Red Chris Mine, owned and operated by Red Chris Development Company Ltd. (RCDC), a subsidiary of Imperial Metals.

13 Fording River Mine, owned and operated by Teck Resources Limited

14 Highland Valley Mine, owned and operated by Teck Resources Limited

15 Eiffage Canada is a French global leading contractor (ranked # 17 ENR 2014), operating through five business lines: concessions and public- private partnerships (P3), construction, public works, energy and metal.

16 LaPrairie Group of Companies is 100% Canadian owned and offers full-service contracting, road and bridge maintenance, road construction, and mining services.

17 Acciona Concesiones S.L is a wholly-owned subsidiary of Acciona S.A. (Guarantor), a company listed on the Spanish IBEX 35 Index. Acciona Concesiones undertakes the development, design, construction, financing, management and operation of transportation and social infrastructure.

18 Shikun & Binui Concessions USA, Inc. (“SBC USA”) is the U.S. infrastructure development subsidiary of Shikun & Binui Ltd., the Guarantor for SBC USA. SBC USA has proven its ability to secure contracts for P3 projects successfully under various concession schemes – including availability payments and revenue risk concessions – and in various market conditions.

19 InfraRed Capital Partners Limited is a leading global venture capital firm specializing in infrastructure and real estate investments.

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Enterprises Ltd. (a subsidiary of North American Energy Partners Inc.) which was short listed on October 13, 2016, for the Fargo-Moorhead Flood Risk Management Project. The project is based in the flood plains of Fargo, North Dakota and Moorhead, Minnesota, creating a flood diversion for the Red River that flows north into Winnipeg, Manitoba. The Red River Valley Alliance is one of four consortium’s short listed for a significant portion (approximately US$800 million), of the estimated US$2.2 billion comprehensive project. We are awaiting news on the resolution of the legal delays encountered by the project.

•	We generated $27.0 million of free cash flow for the year ended December 31, 2017, down from $30.1 million of free cash flow generated for the year ended December 31, 2016. The slight reduction in free cash in the current year was a result of a larger amount of cash used to support sustaining capital investments, mitigated by our stronger profitability.

◦	We ended 2017 with a $8.2 million cash balance, compared to a $13.7 million cash balance at the end of 2016.

•	On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible, unsecured subordinated debentures (the “Convertible Debentures”) which mature on March 31, 2024.

◦	We pay an annual interest rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.

◦	The Convertible Debentures may be converted into common shares at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.

•	On August 1, 2017, we entered into a new credit facility agreement (the “Credit Facility”) with a banking syndicate led by National Bank of Canada, replacing our previous Sixth Amended and Restated Credit Agreement (the “Previous Credit Facility”).

◦	The Credit Facility provides borrowings of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions (an increase from the $70.0 million revolver and $30.0 million term loan of the Previous Credit Facility).

◦	This facility matures on August 1, 2020, with an option to extend on an annual basis.

◦	The Credit Facility also allows for a capital lease limit of $100.0 million (an increase from the $90.0 million limit under the Previous Credit Facility).

◦	Unlike our Previous Credit Facility, the Credit Facility is comprised solely of a revolver feature and does not have a borrowing base to limit available borrowings.

◦	The Credit Facility pricing includes a twenty-five basis point reduction to our borrowing rate and a five basis point reduction to our standby rate, at our current leverage ratio, when compared to the Previous Credit Facility pricing.

◦	We believe that this new facility is less restrictive, supports our strategic priorities and provides us with the ability to expand our liquidity in line with our growth.◆

•	At December 31, 2017 our total debt was $139.0 million compared to $101.0 million at December 31, 2016.

◦	Our current year total debt borrowings include $32.0 million borrowed against our Credit Facility ($39.6 million on our Previous Credit Facility in 2016), $40.0 million in Convertible Debentures borrowings ($nil in 2016) and $67.0 million of capital lease borrowing ($61.4 million in 2016).

•	On March 14, 2017, S&P Global Ratings (“S&P”)[20] affirmed our “B” long-term corporate credit rating. At the same time, they affirmed our “intermediate” standing for their financial risk profile. S&P stated that the stable outlook reflects their view that our financial risk profile will have ample cushion at the “B”. For a discussion of our debt ratings, see the “Resources and Systems – Debt Ratings” in this MD&A.

•	On October 31, 2017 we announced a change in our Board of Director and Management structure.

◦	Martin R. Ferron assumed the role of Chairman of the Board, in addition to his role as Chief Executive Officer, taking over from Ronald A. McIntosh who stepped down from his Chairman role.

20 Standard and Poor’s Ratings Services (“S&P”), a division of The McGraw-Hill Companies, Inc.

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◦	Joseph C. Lambert assumed the role of President in addition to that of Chief Operating Officer, taking over from Martin R. Ferron who stepped down from his President role.

◦	Bryan D. Pinney assumed the role of Lead Director of the Board.

•	During 2017 we entered into a series of normal course issuer bid (“NCIB”) programs.

◦	As at December 31, 2017, we have used $15.0 million in cash to purchase and subsequently cancel a total of 2,625,557 common shares in the normal course during the current year. The current year NCIB programs have reduced our outstanding common share balance to 25,452,224 as at December 31, 2017. For a complete discussion on our NCIB programs see “Resources and Systems – Securities and Agreements” in this MD&A.

◦	The outstanding common share balance is net of the 2,617,926 common shares classified as treasury shares as at December 31, 2017 (we used $4.7 million in cash for the purchase of treasury shares in 2017).

A complete discussion on our significant business events for the past three years along with our 2018 strategic priority and tactics can be found in our most recent Annual Information Form (“AIF”).

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C. OUR BUSINESS

Five Year Financial Performance

The table below represents select financial data related to our business performance for the past five years:

Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2017	2016	2015	2014	2013
Operating Data
Revenue	$292,557	$213,180	$281,282	$471,777	$470,484
Gross profit	39,647	32,343	31,890	51,400	45,739
Gross profit margin	13.6%	15.2%	11.3%	10.9%	9.7%
Operating income (loss)	13,407	3,923	2,837	11,599	(2,683)
Net income (loss) from continuing operations	5,264	(445)	(7,470)	(697)	(18,047)
EBIT(1)	13,411	5,290	2,296	11,035	84,779
EBIT margin(1)	4.6%	2.5%	0.8%	2.3%	18.0%
Consolidated EBITDA from continuing operations(1)	62,012	50,073	48,534	64,442	43,466
Consolidated EBITDA margin from continuing operations(1)	21.2%	23.5%	17.3%	13.7%	9.2%
Net (loss) income(2)	5,264	(445)	(7,470)	(1,169)	69,184
Per share information from continuing operations
Net income (loss) – basic	$0.20	$(0.01)	$(0.23)	$(0.02)	$(0.50)
Net income (loss) – diluted	$0.18	$(0.01)	$(0.23)	$(0.02)	$(0.50)
Per share information
Net income (loss) – basic	$0.20	$(0.01)	$(0.23)	$(0.03)	$1.91
Net income (loss) – diluted	$0.18	$(0.01)	$(0.23)	$(0.03)	$1.89
Balance Sheet Data
Total assets(3)	$383,644	$350,081	$360,177	$456,581	$445,641
Total Debt(3)(4)	138,969	100,972	110,942	128,324	118,295
Net Debt(5)	130,783	87,306	78,591	127,368	104,553
Total shareholders’ equity	145,924	158,954	171,618	189,579	191,835
Outstanding common shares, excluding treasury shares	25,452,224	28,305,660	31,893,478	34,334,024	34,746,236
Treasury shares	2,617,926	2,213,247	1,256,803	589,892	—
Total Debt to shareholders’ equity(6)	1.0:1	0.6:1	0.6:1	0.7:1	0.6:1
Shareholder’s equity per share(7)	$5.20	$5.21	$5.18	$5.43	$5.52
Cash dividend declared per share	$0.08	$0.08	$0.08	$0.08	$0.00

[1]	“Consolidated EBITDA from Continuing Operations” and “Consolidated EBITDA margin from Continuing Operations” is defined as Consolidated EBITDA and Consolidated EBITDA margin excluding results from discontinued operations. For a definition of EBIT, EBIT margin, Consolidated EBITDA and Consolidated EBITDA margin, and a reconciliation to net (loss) income see “Non-GAAP Financial Measures” and “Summary of Consolidated Results” in this MD&A.

[2]	Net (loss) income includes results from discontinued operations for the year ended December 31, 2014 and 2013, respectively. Revenue, gross profit, operating income (loss) and Consolidated EBITDA excludes results from discontinued operations.

[3]	Total assets and Total Debt have been adjusted to only include assets and debt associated with continuing operations for all periods presented.

[4]	Total Debt is calculated as the sum of Convertible unsecured subordinated debentures, capital lease obligations and credit facilities.

[5]	Net Debt is calculated as Total Debt less cash and cash equivalents recorded on the balance sheet, excluding deferred financing costs.

[6]	Total Debt to shareholders’ equity is calculated as Total Debt divided by shareholders’ equity recorded on the balance sheet.

[7]	Shareholders’ equity per share is calculated as shareholders’ recorded on the balance sheet divided by the number of common shares outstanding.

Business Overview

We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project’s lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and we have been providing operations support services to four producers currently mining

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bitumen in the oil sands since inception of their respective projects: Syncrude, Suncor, Imperial Oil21 and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years.

We believe that we operate one of the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 402 pieces of diversified heavy construction equipment supported by over 1,488 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.

While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada. We remain committed to expanding our operations outside of the Canadian oil sands.

We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.

Operations Overview

Our services are primarily focused on supporting the construction and operation of surface mines, particularly in the oil sands, with a focus on:

•	site clearing and access road construction;

•	site development and underground utility installation;

•	construction and relocation of mine site infrastructure;

•	stripping, muskeg removal and overburden removal;

•	heavy equipment and labour supply;

•	material hauling; and

•	mine reclamation and tailings pond construction.

In addition, we provide site development and support services for plants and refineries, including in situ oil sands facilities, and we provide heavy equipment maintenance services.

We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on a customer’s mine site and one based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer’s oil sands mine sites.

We believe our competitive strengths are as follows:

•	leading market position in contract mining services;

•	large, well-maintained equipment fleet;

•	broad mining service offering across a project’s lifecycle;

•	long-term customer relationships;

•	operational flexibility; and

•	strong balance sheet to weather the cyclical risks prevalent in the oil sands.

For a complete discussion of our competitive strengths, see the “Business Overview – Competitive Strengths” section of our AIF, which section is expressly incorporated by reference into this MD&A.

Revenue by Source and End Market

Our revenue is generated from two main customer demand sources:

•	operations support services; and

•	construction services.

21 Imperial Oil Resources Limited (Imperial Oil).

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Our revenue is generated from three main end markets:

•	Canadian oil sands;

•	non-oil sands resource development; and

•	provincial infrastructure.

The flexibility of our equipment fleet and technical expertise is such that we can move people and equipment across revenue sources and markets to support the different types of project’s needs.

For a discussion on our revenue by source and end market see the “Our Business – Revenue by Source and End Market” section of our AIF, which section is expressly incorporated by reference into this MD&A.

Our Strategy

For a discussion on how we will implement our strategy see the “Our Strategy” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

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D. FINANCIAL RESULTS

Summary of Consolidated Annual Results

	Year Ended December 31,
(dollars in thousands, except per share amounts)	2017	2016	Change
Revenue	$292,557	$213,180	$79,377
Project costs	116,346	80,023	36,323
Equipment costs	91,829	60,020	31,809
Depreciation	44,735	40,794	3,941
Gross profit	39,647	32,343	7,304
Gross profit margin	13.6%	15.2%	(1.6)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	21,304	21,192	112
Stock-based compensation expense	3,995	6,030	(2,035)
Operating income	13,407	3,923	9,484
Interest expense	6,943	5,784	1,159
Net income (loss)	$5,264	$(445)	$5,709
Net income (loss) margin(1)	1.8%	(0.2)%	2.0%
EBIT(1)	$13,411	$5,290	$2,296
EBIT margin(1)	4.6%	2.5%	0.8%
EBITDA(1)	$59,064	$47,772	$11,292
Consolidated EBITDA(1)	$62,012	$50,073	$11,939
Consolidated EBITDA margin(1)	21.2%	23.5%	(2.3)%
Adjusted EBITDA(1)	$63,082	$53,312	$9,770
Adjusted EBITDA Margin(1)	21.6%	25.0%	(3.4)%
Per share information
Net income (loss) – Basic	$0.20	$(0.01)	$0.21
Net income (loss) – Diluted	$0.18	$(0.01)	$0.19
Cash dividend declared per share	$0.08	$0.08	$—

(1)	See “Non-GAAP Financial Measures”. A reconciliation of net income (loss) to EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA is as follows:

	Year Ended December 31,
(dollars in thousands)	2017	2016
Net income (loss)	$5,264	$(445)
Adjustments:
Interest expense, net	6,943	5,784
Income tax expense (benefit)	1,204	(49)
EBIT	$13,411	$5,290
Adjustments:
Depreciation	44,735	40,794
Amortization of intangible assets	918	1,688
EBITDA	$59,064	$47,772
Adjustments:
Loss (gain) on disposal of property, plant and equipment	189	(116)
Gain on disposal of assets held for sale	(166)	(374)
Equity classified stock-based compensation expense	2,925	2,791
Consolidated EBITDA	$62,012	$50,073
Adjustments:
Liability classified stock-based compensation expense	1,070	3,239
Adjusted EBITDA	$63,082	$53,312

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Analysis of Consolidated Annual Results

Revenue

For the year ended December 31, 2017, revenue was $292.6 million, up from $213.2 million for the year ended December 31, 2016. The increase in revenue is primarily due to an expanded 2016-2017 winter works program during the first quarter of the current year, driven by the award of reclamation work at the Mildred Lake mine site and an earlier start to our 2017-2018 winter works program at both the Millennium and Mildred Lake mine sites in the fourth quarter of this year. Contributing to the stronger results in the current year was an increase in overburden removal activity at the Millennium mine which more than offset lower first quarter tailings pond support activity and reduced summer haul road development activity at the same mine site during the year. We continued to maintain strong mine services volumes at the Kearl mine during the current year while also recently ramping up on the early-works portion of a heavy civil construction project at this site. In addition, with the April 2017 start-up of our new Dene North Site Services partnership, we began to leverage our partnership’s mine support services offerings with the successful completion of a complex civil construction project at the Aurora mine.

Volumes in the second quarter of the current year were negatively impacted by a customer’s cancellation of a significant earthworks contract, as a result of a plant fire. We were able to secure replacement work for the majority of the fleet committed to the cancelled project, but lost the early start-up advantage as we had to relocate the equipment to other sites. Contributing to the slower spring quarter was the ever changing weather conditions during the period which resulted in shift cancellations and continuous haul road repairs for our overburden removal work.

We expanded of our non-oil sands activity during the latter portion of the current year with the June 2017 award of a mine support contract at the Fording River coal mine, in southeast British Columbia and the September 2017 award of a three year mine support services contract at the Highland Valley copper mine in central British Columbia. These new awards complemented the mine support activities at the Red Chris copper mine, located in northern British Columbia, which wrapped up in the fourth quarter of the current year.

Our ability to take on these stronger volumes was aided by the expansion of our heavy haul fleet capacity with the investment in growth capital early in the year, as we acquired certain used heavy equipment pieces from a competitor exiting the large earthworks marketplace and we further leveraged our prior year capital investment in equipment technology that expanded the haul capacity of certain of our existing heavy haul trucks.

Prior year revenue was significantly impacted by the Fort McMurray wildfire and subsequent operational shut down. The wildfire significantly delayed the ramp up of our summer mine support activities until well into the third quarter of that year.

Gross profit

For the year ended December 31, 2017, gross profit was $39.6 million or 13.6% of revenue, up from $32.3 million or 15.2% of revenue in the previous year. The higher gross profit was primarily driven by the higher revenue in the current year. The benefits from the higher volumes were partially offset by a lower gross profit margin for the current year, driven by weaker second quarter performance that offset the strong results from our 2016-2017 winter works program in the first quarter and the benefits to our profitability from the earlier start of our 2017-2018 winter works program in the fourth quarter. The second quarter performance was negatively affected by start-up delays on new projects as a result of the earthworks contract cancellation coupled with weather related lower operational productivity and haul road repairs on our overburden removal work. Contributing to our lower gross profit margins in the current year was lower pricing negotiated by our customers on our long-term service agreements. In comparison to the previous year, we also saw a return to a normalized level of equipment maintenance activities in the current year as our equipment and maintenance personnel were available to complete our equipment servicing.

The completion of planned summer maintenance activities in the prior year was curtailed by the impact of the Fort McMurray wildfire and subsequent operational shutdown coupled with the slow start-up of customer activities through the balance of the summer. As we entered the fourth quarter of the current year our equipment costs as a percent of revenue were consistent between the current and prior year periods, despite the expansion of active project sites, which included a large heavy equipment fleet located at the Fording River coal mine, the mobilization of an equipment fleet to the Highland Valley copper mine and the demobilization of the equipment fleet from the Red Chris copper mine.

Depreciation for the year ended December 31, 2017 was $44.7 million (15.3% of revenue) up from $40.8 million (19.1% of revenue) for the year ended December 31, 2016. The current year decrease in depreciation as a percent of revenue is starting to reflect the benefits we are realizing from our recent program of securing quality used equipment at discounted prices from sellers looking to exit the market place, while also leveraging our strong

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maintenance expertise and programs to extend the expected lives of our current fleet. The prior year depreciation as a percent of revenue was negatively impacted by a disproportionate amount of fixed charge depreciation for certain of our support equipment recorded during the Fort McMurray wildfire related operational shutdown.

Operating income

For the year ended December 31, 2017, operating income was $13.4 million, up from $3.9 million for the year ended December 31, 2016.

G&A expense (excluding stock-based compensation expense) was $21.3 million for the year ended December 31, 2017, comparable to the $21.2 million recorded in the year ended December 31, 2016. Stock-based compensation cost decreased $2.0 million compared to the previous year primarily as a result of the previous year’s more significant upward movement in share price and its effect on the carrying value of the liability classified award plans. In addition, we recorded $0.9 million of amortization of intangible assets in the current year compared to $1.7 million recorded for the year ended December 31, 2016.

Net income (loss)

For the year ended December 31, 2017, we recorded a net income of $5.3 million (basic income per share of $0.20 and diluted income per share of $0.18), compared to a net loss of $0.4 million (basic and diluted loss per share of $0.01) for the year ended December 31, 2016. The net income in the current year included the recording of $6.9 million of interest expense compared to $5.8 million of interest expense recorded in the prior year. The prior year also included $1.4 million recorded in other income, generated from the sale of other current assets. The $1.2 million combined income tax expense recorded in the current year is higher than the $0.1 million income tax benefit recorded last year.

Basic and diluted income per share in the current period was partially affected by the reduction in issued and outstanding common shares (28,070,150 as at December 31, 2017 compared to 30,518,907 outstanding voting common shares as at December 31, 2016). For a full discussion on our capital structure see “Resources and Systems – Securities and Agreements” in this MD&A.

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Summary of Consolidated Three Month Results

	Three Months Ended December 31,
(dollars in thousands, except per share amounts)	2017	2016		Change
Revenue	$82,046	$62,201		$19,845
Project costs	33,720	24,442		9,278
Equipment costs	24,460	18,666		5,794
Depreciation	11,854	12,701		(847)
Gross profit(1)	12,012	6,392		5,620
Gross profit margin(1)	14.6%	10.3%		4.3%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	5,738	4,996		742
Stock-based compensation expense	1,617	2,753		(1,136)
Operating income (loss)	4,538	(1,182)		5,720
Interest expense	1,989	1,136		853
Net income (loss)	$2,450	$(497)		$2,947
Net income (loss) margin(1)	3.0%	(0.8	) %	3.8%
EBIT(1)	$4,510	$195		$4,315
EBIT Margin(1)	5.5%	0.3%		5.2%
EBITDA(1)	$16,478	$13,033		$3,445
Consolidated EBITDA(1)	$17,238	$13,504		$3,734
Consolidated EBITDA margin(1)	21.0%	21.7%		(0.7	) %
Adjusted EBITDA(1)	$18,100	$15,474		$2,626
Adjusted EBITDA Margin(1)	22.1%	24.9%		(2.8	) %
Per share information
Net income (loss) – Basic	$0.10	$(0.02)		0.12
Net income (loss) – Diluted	$0.09	$(0.02)		0.11
Cash dividend declared per share	$0.02	$0.02		$–

(1)	See “Non-GAAP Financial Measures”. A reconciliation of net income (loss) to EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended December 31,
(dollars in thousands)	2017	2016
Net income (loss)	$2,450	$(497)
Adjustments:
Interest expense, net	1,989	1,136
Income tax expense (benefit)	71	(444)
EBIT	$4,510	$195
Adjustments:
Depreciation	11,854	12,701
Amortization of intangible assets	114	137
EBITDA	$16,478	$13,033
Adjustments:
Gain on disposal of property, plant and equipment	(54)	(292)
Loss (gain) on disposal of assets held for sale	59	(20)
Equity classified stock-based compensation expense	755	783
Consolidated EBITDA	$17,238	$13,504
Adjustments:
Liability classified stock-based compensation expense	862	1,970
Adjusted EBITDA	$18,100	$15,474

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Analysis of Three Month Results

Revenue

For the three months ended December 31, 2017, revenue was $82.0 million, up from $62.2 million in the same period last year. The increase in revenue was a result of an earlier ramp up of our expanded winter work programs at the Mildred Lake and Millennium mines coupled with the award of an early-works heavy civil construction project at the Kearl mine. Contributing to the stronger results in the quarter was mine support services activity at the Fording River coal mine in southeast British Columbia, the start of a three year mine support services contract at the Highland Valley copper mine in central British Columbia and the wrap-up of a site development project by our Dene North Site Services partnership at the Aurora mine. Our ability to take on these stronger volumes was aided by the expansion of our heavy haul fleet capacity with the investment in growth capital earlier in the year, as we acquired certain used heavy equipment pieces from a competitor exiting the large earthworks marketplace and we further leveraged our prior year capital investment in equipment technology that expanded the haul capacity of certain of our existing heavy haul trucks.

This increased activity in the quarter more than offset a reduction, compared to the previous period, in heavy civil construction work at the Mildred Lake and Aurora mines, lower mine support volumes at the Kearl mine and the completion of a site development project at the Red Chris copper mine in northern British Columbia.

Gross Profit

For the three months ended December 31, 2017, gross profit was $12.0 million or 14.6% of revenue, up from a gross profit of $6.4 million or 10.3% of revenue during the same period last year. The higher gross profit in the current period was driven by the higher volume of activity in the quarter coupled with improved productivity on our winter works programs at the Mildred Lake and Millennium mines with the earlier onset of winter conditions, compared to last year. Equipment costs as a percent of revenue were consistent between the two periods, despite the expansion of active project sites, which included a large heavy equipment fleet located at the Fording River coal mine, the mobilization of an equipment fleet to the Highland Valley copper mine and the demobilization of the equipment fleet from the Red Chris copper mine.

For the three months ended December 31, 2017, depreciation was $11.9 million, or 14.4% of revenue, down from $12.7 million, or 20.4% of revenue in the same period last year. The current period decrease in depreciation as a percent of revenue is starting to reflect the benefits we are realizing from our recent program of securing quality used equipment at discounted prices from sellers looking to exit the market place, while also leveraging our strong maintenance expertise and programs to extend the expected lives of our current fleet.

Operating income (loss)

For the three months ended December 31, 2017, operating income was $4.5 million, compared to operating loss of $1.2 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $5.7 million for the three months ended December 31, 2017, up from $5.0 million in the same period last year, reflecting the timing of accruals for short-term incentive plan costs recorded in the quarter, compared to the previous year.

Stock-based compensation expense decreased $1.1 million compared to the prior year primarily as a result of the effect of the previous year’s more significant upward movement in share price and its effect on the carrying value of the liability classified award plans.

Net income (loss)

For the three months ended December 31, 2017, net income was $2.5 million (basic income per share of $0.10 and diluted income per share of $0.09), compared to a net loss of $0.5 million (basic and diluted loss per share of $0.02) during the same period last year. Net income in the current quarter included the recording of $2.0 million in interest expense compared to $1.1 million recorded to interest expense in the previous period. The previous period’s net loss included $1.4 million in other income generated from the sale of other current assets. The combined income tax expense recorded in the current period of $0.1 million for the three months ended December 31, 2017 is an increase from the $0.4 million combined income tax benefit recorded for the three months ended December 31, 2016.

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Non-Operating Income and Expense

	Three Months Ended December 31,		Year Ended December 31,
(dollars in thousands)	2017	2016	2017	2016
Interest expense
Long-term debt
Interest on Series 1 Debentures	$—	$—	$—	$977
Interest on Convertible Debentures	555	—	1,760	—
Interest on credit facilities	381	453	1,507	1,593
Interest on capital lease obligations	692	652	3,023	2,836
Amortization of deferred financing costs	376	63	797	572
Interest on long-term debt	$2,004	$1,168	$7,087	$5,978
Interest income	(15)	(32)	(144)	(194)
Total interest expense	$1,989	$1,136	$6,943	$5,784
Foreign exchange loss (gain)	28	(2)	(4)	8
Income tax expense (benefit)	71	(444)	1,204	(49)

Interest expense

Total interest expense was $2.0 million during the three months ended December 31, 2017, up from $1.1 million in the same period last year. In the year ended December 31, 2017, total interest expense was $6.9 million, up from the $5.8 million the year ended December 31, 2016.

Interest on our Series 1 Debentures was $nil during both the three months and year ended December 31, 2017, compared to $1.0 million in the year ended December 31, 2016. The reduction is a result of the redemption of the remaining $19.9 million of Series 1 Debentures during the prior year.

We recorded $0.6 million and $1.8 million, respectively, in interest on our newly issued Convertible Debentures during the three months and year ended December 31, 2017 as a result of the issuance of $40.0 million in Convertible Debentures in March 2017. A more detailed discussion on our Convertible Debentures can be found under “Significant Business Events – Accomplishments against our 2017 strategic priority”.

Interest on our credit facilities of $0.4 million and $1.5 million, respectively, during the three months and year ended December 31, 2017, remained comparable to corresponding prior year periods. The slight decrease in the current year interest is related to the lower average borrowing on the credit facilities in the current year compared to the previous year.

Interest on capital lease obligations of $0.7 million and $3.0 million, respectively, during the three months and year ended December 31, 2017, was slightly higher than corresponding prior year periods. The higher expense for both current periods was primarily due to an increase in our assets under capital lease during the year. For a discussion on assets under capital lease see “Resources and Systems – Capital Resources and Use of Cash” in this MD&A.

Amortization of deferred financing costs was $0.4 million and $0.8 million, respectively, for the three months and year ended December 31, 2017, up from $0.1 million and $0.6 million in the respective corresponding periods last year. The current year expense includes amortization of deferred costs related to the credit facilities and the Convertible Debentures, in addition to the write-off of unamortized deferred financing costs related to the Previous Credit Facility. The prior year expense includes the amortization of deferred financing costs for the Previous Credit Facility and the Series 1 Debentures and a write-off of unamortized deferred financing costs upon the redemption of Series 1 Debentures.

Foreign exchange loss (gain)

The foreign exchange gains and losses relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment and equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”.

Income tax expense (benefit)

For the three months ended December 31, 2017, we recorded no current income tax expense and a deferred income tax expense of $0.1 million, providing a total income tax expense of $0.1 million. This compares to a combined income tax benefit of $0.4 million recorded for the same period last year.

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For the year ended December 31, 2017, we recorded no current income tax expense and a deferred income tax expense of $1.2 million, providing a combined income tax expense of $1.2 million. This compares to a combined income tax benefit of $nil for the year ended December 31, 2016.

Income tax as a percentage of taxable income for the three months and year ended December 31, 2017 differs from the statutory rates of 27.0% primarily due to temporary differences resulting from the non-taxable portion of capital gains and permanent differences resulting from stock-based compensation.

Income tax as a percentage of taxable income for the three months and year ended December 31, 2016 differs from the statutory rate of 27.0% primarily due to temporary differences resulting from the non-taxable portion of capital gains and permanent differences resulting from stock-based compensation, book to filing differences and the disaster relief payment provided to our displaced employees and families during the Fort McMurray wildfire.

Summary of Consolidated Quarterly Results

A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of “mark-to-market” expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•	the level of borrowing under our Convertible Debentures, Credit Facility and capital leases and the corresponding interest expense recorded against the outstanding balance of each.

The table, below, summarizes our consolidated results for the eight preceding quarters:

	Three Months Ended

(dollars in millions, except per share amounts)	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
Revenue	$82.0	$70.0	$47.6	$92.8	$62.2	$48.2	$24.2	$78.5
Gross profit (loss)	12.0	5.8	(1.2)	23.0	6.4	5.4	2.1	18.4
Operating income (loss)	4.5	1.0	(6.6)	14.4	(1.2)	(0.3)	(5.3)	10.7
EBIT(i)	4.5	1.1	(6.6)	14.5	0.2	(0.4)	(5.2)	10.7
Consolidated EBITDA(i)	17.2	12.3	2.2	30.3	13.5	9.0	1.7	25.9
Adjusted EBITDA(i)	18.1	11.5	2.0	31.6	15.5	8.7	2.8	26.3
Net (loss) income	2.5	(0.6)	(6.2)	9.6	(0.5)	(1.4)	(4.9)	6.4
Net income (loss) per share – basic(ii)	$0.10	$(0.02)	$(0.23)	$0.34	$(0.02)	$(0.05)	$(0.16)	$0.20
Net income (loss) per shares – diluted(ii)	$0.09	$(0.02)	$(0.23)	$0.31	$(0.02)	$(0.05)	$(0.16)	$0.19
Cash dividend declared per share(ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02

i)	See “Non-GAAP Financial Measures”.
ii)	Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.
iii)	The timing of the payment of the cash dividend per share may differ from the dividend declaration date.

The results for the three months ended June 30, 2016 and three months ended September 30, 2016 were negatively affected by the shutdown of operations on May 3, 2016 due to the Fort McMurray wildfire and subsequent evacuation of the town and surrounding area. We were able to return to mines sites further north within two weeks, as the impact from the wildfire and evacuation was limited. Mine sites closer to Fort McMurray took longer to ramp up to expected operational levels.

We generally experience a decline in our mine site support revenue such as reclamation and muskeg removal services during the three months ended June 30 of each year due to seasonality, as weather conditions make performance of this heavy equipment intensive work in the oil sands difficult during this period. The mine support

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activity levels in the oil sands decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as “spring breakup” and has a direct impact on our mine support activity levels. All other events being equal, mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favourable for work requiring frozen ground access in the oil sands.

Delays in the start of the winter freeze, required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse effect on project performance in the winter period. It should be noted that extreme weather conditions during this period, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability. In each of the past two years we have experienced either a late winter freeze or an abnormal winter thaw causing results to deviate from the typical winter pattern. In addition, construction project delays have reduced demand for services typically provided during the three months ended March 31 in each of the past two years.

Our civil construction revenue, which usually includes a higher percent of low margin materials revenue, generally ramps up after the “spring breakup”, once ground conditions stabilize. We typically use lower capacity equipment to support civil construction activities during this period resulting in a lower rate of revenue per equipment hour. Civil construction activity continues until the winter freeze at which time we typically demobilize this lower capacity equipment from the sites. The margin and schedule for this type of work is negatively affected by low productivity if weather delays extend beyond seasonal averages for the construction season. These additional delays can push the project completion into the more costly winter season or require us to re-mobilize to the site after the winter season to complete the project.

Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

Profitability also varies from quarter-to-quarter as a result of the resolution of claims and unsigned change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see “Claims and Change Orders”.

Our profitability can also be affected by significant changes to our share price and the effect this change has on the “mark-to-market” valuation of our liability based stock-based compensation plan.

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense. Events in the past two years, which include the reduction of our overhead support costs and the overall restructuring of our debt, have changed the impact of these fixed costs as compared to previous years.

Claims and Change Orders

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements.

Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

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Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

For the year ended December 31, 2017, due to the timing of receipt of signed change orders, we recorded $1.2 million in claims revenue recognized to the extent of costs incurred.

As at December 31, 2017, we had $8.0 million of unresolved claims and change orders, primarily related to one customer, recorded on our balance sheet. This compares to $8.3 million of unresolved claims and change orders recorded on our balance sheet for the year ended December 31, 2016. We are working with our customers in accordance with the terms of our contracts to come to a resolution on additional amounts, if any, to be paid to us with respect to these unresolved claims.

E. OUTLOOK

We have just completed the first year of a three year organic growth plan that is targeting a minimum 15% compound growth in revenue and EBITDA over that three year period.◆ Our strategy to achieve that growth is to:

1.	Build production related recurring services volumes in our core oil sands market, together with the addition of value creating services.

2.	Expand our market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.◆

Despite the very adverse impact of a severe plant fire at one of our busiest work sites in 2017, we actually achieved 37% and 24% growth in revenue and EBITDA respectively, for the full year. We are also on track to achieve our growth objectives for 2018 and 2019◆, with this very positive outlook supported by:

•	The successful renewal of all of our oil sands long-term services agreements such that we are not faced with a contract expiration until late 2020;

•	Our customers continuing to use economies of scale in production to dramatically lower oil sands operating costs per barrel.◆ On this theme we are currently executing two large earthworks jobs for the winter season with volumes expected to be roughly 10% higher than last year. The combined value of the work could exceed $90.0 million and will likely continue to benefit all of the first quarter of 2018;◆

•	The new Fort Hills oil sands mine is anticipated to provide a direct benefit in terms of incremental demand for our services and an indirect benefit from the overall tightening of heavy equipment supply;◆

•	A good line of sight to meaningful heavy construction activity for the summer season of 2018, after a four year hiatus, due to the deep cyclical downturn in the oil industry;◆

•	Continuation of earthworks at the Fording River coal mine as we build a strong relationship with an important new customer. Depending on how coal prices hold up, we expect to remain on the work site well into the first half of 2018;◆

•	The award of a three year site support contract at the Highland Valley copper mine. Revenue, which started in the fourth quarter, was modest at first, but it is expected to increase over the work duration;◆

•	The availability of several bidding opportunities for further natural resource related contracts, both in Canada and the USA. We expect to build on our bidding success of 2017, with further awards in 2018 and 2019;◆

•	Further success at pre-qualifying to bid for major infrastructure projects.◆ In late 2017 we were chosen (three from seven), as part of a strong international consortium, to bid for a significant gravel road construction job in the Northwest Territories;◆ and

•	Good progress with leveraging our core equipment maintenance competence into work for third parties. We already have jobs for two customers in our Edmonton maintenance facility and we believe that this initiative could have a discernible impact on our 2018 results. Beyond that we hope to be up and running in a new, purpose designed and built, state of the art maintenance facility, which will be capable of handling the largest of our customers’ equipment assets. Eventually, this external maintenance business could provide more than $30.0 million in annual revenue stream for us.◆

Overall we are very encouraged by this bright outlook and are even more confident about meeting our growth targets, while maintaining a strong balance sheet.

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F. LEGAL AND LABOUR MATTERS

Laws and Regulations and Environmental Matters

Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:

•	permit and licensing requirements applicable to contractors in their respective trades;

•	building and similar codes and zoning ordinances; and

•	laws and regulations relating to worker safety and protection of human health.

We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.

For a complete discussion of our laws and regulations and environmental matters, see the “Legal and Labour Matters – Laws and Regulations and Environmental Matters” section of our AIF, which section is expressly incorporated by reference into this MD&A.

Legal Proceedings and Regulatory Actions

From time to time, we are a party to litigation and legal proceedings that we consider to be a part of the ordinary course of business. While no assurance can be given, we believe that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings in which we are currently involved or know to be contemplated could reasonably be or could likely be considered important to a reasonable investor in making an investment decision, expected to have a material adverse effect on our business, financial condition or results of operations. We may, however, become involved in material legal proceedings in the future that could have such a material adverse effect.

Employees and Labour Relations

As at December 31, 2017, we had 132 salaried employees (2016 – 131 salaried employees) and approximately 1,040 hourly employees (2016 – 774 hourly employees) in our Western Canadian operations. Of the hourly employees, approximately 84% of the employees are union members and work under collective bargaining agreements (December 31, 2016 – 87% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from 700 employees to approximately 1,600 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7.0% to 10.0% of the work we undertake.

The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers (“IUOE”) Local 955, which ensures labour stability through to 2021. Other collective agreements include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association (“ARBHCA”), which has expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project-specific term, with a no-strike/no-lockout clause for long-term work. A collective agreement, specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., is also in effect and has been extended until February 27, 2018, with negotiations commencing in December 2017. The current agreement will remain in effect until the new agreement has been ratified. Two collective agreements were signed with the Construction and Allied Workers Union, CLAC Local 68 in 2017. One for the Fording River Operations project, located 30 kilometers north of Elkford, British Columbia, expiring in June 2019, and the other for the Highland Valley Copper Mine project located near Logan Lake, British Columbia, expiring in April 2020.

Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.◆

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G. RESOURCES AND SYSTEMS

CAPITAL STRATEGY

Our capital strategy continues to focus on increasing shareholder value and reducing our cost of debt. Our capital strategy activities for the past few years have included significantly restructuring our total debt, lowering our average cost of debt, purchasing and subsequently canceling more than 20% of our voting common shares (since the start of our NCIB programs) and increasing the borrowing flexibility of our Credit Facility. Building on these prior year successes, we took the following actions in 2017:

•	To fund future growth opportunities, on March 15, 2017, we issued $40.0 million in unsecured Convertible Debentures at a coupon rate of 5.50%.

•	To support our strategic priority and provide us with an ability to expand our liquidity in line with our growth, on August 1, 2017, we entered into a new Credit Facility with a banking syndicate led by National Bank of Canada, replacing our Previous Credit Facility. The Credit Facility:

◦	Expanded our borrowing capability to $140.0 million from the Previous Credit Facility limit of $100.0 million;

◦	Increased our borrowing flexibility by eliminating the limitations of a borrowing base which defined available borrowings on the Previous Credit Facility;

◦	Increased our capital lease limit to $100.0 million from the Previous Credit Facility limit of $90.0 million; and

◦	Reduced our borrowing rate by twenty-five basis points compared to the Previous Credit Facility.

•	We continued to drive down our cost of debt by leveraging the leasing capacity and competitive pricing provided by our equipment leasing partners to finance $34.7 million of new and used equipment through capital leases.

•	As we strive to increase shareholder value per share, we completed normal course purchases and subsequent cancellations of almost 2.6 million voting common shares in the current year, purchased in Canada and the United States, primarily through the facilities of the TSX and NYSE, at a volume weighted average price of $5.70 per share. With this 2017 NCIB activity we have now purchased and subsequently cancelled 27% of our voting common shares since we started the NCIB programs.

•	Continued to purchase and hold voting common shares in the trust established for the future settlement of units issued under certain of our stock-based compensation plans (which shares are classified as treasury shares on our balance sheet). Our treasury shares, purchased well in advance of our stock-based compensation settlement dates, have a positive impact on shareholder dilution and future cash costs.◆

◦	Our treasury share balance increased by almost 0.4 million voting common shares to over 2.6 million as at December 31, 2017.

•	Continued with our dividend policy, declaring $0.08 in dividends per share for the year.

In 2017 we were able to further strengthen our debt structure and leverage it to support the growth of our business through growth capital investments while continuing to drive benefits to shareholders through the continuation of our NCIB programs. We continue to take advantage of our Credit Facility to deal with working capital demands from the start-up of new projects and build on our flexibility to be more competitive with our pricing in the oil sands and to succeed despite uncertain times in oil price driven marketplaces. As a result, our total debt is $139.0 million at December 31, 2017, compared to $101.0 million at December 31, 2016.

•	Our current year total debt borrowings include $32.0 million borrowed against our Credit Facility ($39.6 million on our Previous Credit Facility at December 31, 2016), $40.0 million in Convertible Debentures borrowings ($nil at December 31, 2016) and $67.0 million of capital lease borrowing ($61.4 million at December 31, 2016).

•	We ended the current year with $8.2 million in cash ($13.7 million at December 31, 2016).

For a complete discussion on these activities see “Credit Facility” and “Securities and Agreements” in this section of the MD&A.

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SUMMARY OF CONSOLIDATED CASH FLOWS

Consolidated cash flows are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2017	2016	2017	2016
Cash provided by operating activities	5,336	3,890	49,745	39,831
Cash used by investing activities	(10,051)	(2,027)	(33,595)	(10,516)
Cash provided (used) by financing activities	2,190	(11,312)	(21,630)	(48,000)
Net decrease in cash	(2,525)	(9,449)	(5,480)	(18,685)

Operating activities

Cash (used) provided by the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Net change in non-cash working capital
Accounts receivable	(3,111)	(18,395)	(7,148)	(15,344)
Unbilled revenue	(6,163)	(968)	(5,607)	1,600
Inventories	(2,039)	(736)	(1,288)	(1,437)
Prepaid expenses and deposits	945	332	(283)	126
Accounts payable	(2,665)	6,573	5,640	4,517
Accrued liabilities	1,912	3,173	1,904	4,144
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	260	1,050	(247)	614
	$(10,861)	$(8,971)	$(7,029)	$(5,780)

During the three months ended December 31, 2017, cash provided by operating activities was $5.3 million, up from $3.9 million provided during the three months ended December 31, 2016. The increase in cash flow in the current period is primarily due to increased profitability, partially offset by $10.9 million in cash used to fund growth in non-cash working capital during the quarter ($9.0 million used to fund a growth in non-cash working capital in the prior period). The earlier ramp of activity in the current quarter drove a typical increase in accounts receivable and unbilled revenue in the period, however the prior period ramp up of the accounts receivable balance was more significant due to a lower than normal balance in accounts receivable at the start of the prior period as a result of the low summer activity caused by the operational shutdown. The growth in the inventory balance in the current quarter was driven by the timing of tires required to support our winter works program. The growth in accounts payable and accrued liabilities in the prior period was driven by a higher volume of maintenance activities later in the prior period with settlement terms that extended beyond the end of the period.

During the year ended December 31, 2017, cash provided in operating activities was $49.7 million, up from $39.8 million provided during the year ended December 31, 2016. The increased cash from operations in the current period is a result of increased profitability partially offset by $7.0 million in cash used to fund the growth in non-cash working capital during the year ($5.8 million in cash used to fund non-cash working capital growth in the prior year). The earlier ramp up of activity in the current year drove a typical increase in accounts receivable and unbilled revenue in the period, however the prior period ramp up of fourth quarter activity was more pronounced due to the award of a new winter works program at the Mildred Lake mine. The growth in accounts payable and accrued liabilities in the prior period was driven by a higher volume of maintenance activities later in the prior period with settlement terms that extended beyond the end of the period.

There are currently no legal or economic restrictions on our subsidiaries that could impair the ability for us to pay dividends.

Investing activities

During the three months ended December 31, 2017, cash used for investing activities was $10.1 million, compared to $2.0 million in cash used for investing activities in the three months ended December 31, 2016. Investing activities for the three months ended December 31, 2017 included $21.2 million for the purchase of property, plant, equipment and intangible assets along with $0.3 million provided to the partnership as a long-term loan. This is partially offset by $11.4 million in proceeds from the disposal of plant and equipment and assets held for sale. Prior year investing activities included $12.7 million for the purchase of property, plant, equipment and intangible assets, offset by $10.7 million cash received on the disposal of property, plant and equipment and assets held for sale.

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Current quarter proceeds included $11.2 million received from a financing arrangement for some of our heavy equipment fleet ($9.2 million included in proceeds for a similar arrangement in the prior period).

During the year ended December 31, 2017, cash used for investing activities was $33.6 million, compared to $10.5 million used by investing activities during the year ended December 31, 2016. Investing activities for the year ended December 31, 2017 included $53.9 million of cash used for property, plant, equipment and intangible asset purchases, $1.2 million in contributions to the Dene North partnership for our 49% ownership interest and $1.0 million provided to the partnership as a long-term loan. This was offset by cash inflows of $22.4 million from the disposal of property, plant and equipment and assets held for sale.

Investing activities during the year ended December 31, 2016 included $27.4 million of property, plant, equipment and intangible asset purchases, offset by $16.9 million in proceeds for the disposal of property, plant and equipment and assets held for sale.

Current year proceeds included $20.3 million received from a financing arrangement for some of our heavy equipment fleet ($13.9 million included in proceeds for a similar arrangement in the prior period).

Financing activities

Cash provided in financing activities during the three months ended December 31, 2017, was $2.2 million driven by

$10.0 million increase in cash from the Credit Facility partially offset by $7.3 million in capital lease obligation repayments. Cash used in financing activities for the three months ended December 31, 2016 was $11.3 million, driven by $1.1 million in scheduled principal repayments on the Previous Credit Facility term loan, $5.6 million in capital lease obligation repayments, $3.2 million for the purchase and subsequent cancellation of common shares and $1.1 million for treasury share purchases.

For the year ended December 31, 2017, cash used in financing activities was $21.6 million, which included $40.0 million of proceeds received from issuing Convertible Debentures, $8.2 million of net credit facility repayments, $29.2 million in capital lease obligation repayments, $15.0 million for the purchase and subsequent cancellation of common shares, $4.7 million of treasury share purchases and $3.0 million in financing costs incurred from issuing the Convertible Debentures and new Credit Facility. Cash used in financing activities during the year ended December 31, 2016 was $48.0 million, driven by $19.9 million for the repurchase of Series 1 Debentures (partially financed by $17.0 million in Previous Credit Facility borrowings), $6.0 million of Previous Credit Facility repayments, $24.5 million in capital lease obligation repayments, $9.2 million for the purchase and subsequent cancellation of common shares and $3.7 million of treasury share purchases.

LIQUIDITY

As at December 31, 2017, we had $8.2 million in cash and $107.2 million of unused borrowing availability on the Credit Facility for a total liquidity of $115.4 million (defined as cash plus available and unused Credit Facility borrowings). This compared to our total liquidity of $65.4 million at December 31, 2016 ($13.7 million cash and $51.7 million available and unused Previous Credit Facility Revolver borrowing).

Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our capital lease borrowing is limited to $100.0 million compared to the capital lease borrowing limit of $90.0 million under the terms of the Previous Credit Facility. As at December 31, 2017, we had $33.0 million in unused capital lease borrowing availability under the terms of our Credit Facility compared to $28.6 million in unused capital lease borrowing availability at December 31, 2016 under the terms of our Previous Credit Facility. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

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Summary of Consolidated Financial Position

(dollars in thousands)	December 31, 2017	December 31, 2016
Cash	$8,186	$13,666
Current working capital assets
Accounts receivable	$47,228	$40,080
Unbilled revenue	21,572	15,965
Inventories	4,754	3,437
Prepaid expenses and deposits	1,898	1,551
Assets held for sale	5,642	247
Current working capital liabilities
Accounts payable	(35,191)	(29,551)
Accrued liabilities	(13,879)	(11,175)
Billings in excess of costs	(824)	(1,071)
Total net current working capital (excluding cash)	$31,200	$19,483
Intangible assets	938	1,790
Property, plant and equipment	278,648	256,452
Total assets	383,644	350,081
Total long-term financial liabilities(1)(2)	(75,505)	(73,609)
Capital lease obligations (including current portion)	(66,969)	(61,400)
Credit facilities (including current portion)(1)	(32,000)	(39,572)
Convertible Debentures(1)	(40,000)	—
Total Debt(3)	(138,969)	(100,972)
Cash	8,186	13,666
Net Debt(3)	(130,783)	(87,306)

(1)	Excludes deferred financing costs.

(2)	Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

(3)	For a definition of Total Debt and Net Debt, see “Non-GAAP Financial Measures”.

Current working capital fluctuations effect on liquidity

As at December 31, 2017, we had $0.3 million in trade receivables that were more than 30 days past due, down from $2.1 million as at December 31, 2016. We did not require an allowance for doubtful accounts related to our trade receivables, for the current or prior year. We continue to monitor the credit worthiness of our customers.

Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue related to unexecuted change orders are recorded as unbilled revenue only to the extent of costs incurred. As of December 31, 2017, we had $8.0 million of unresolved claims and change orders recorded on our balance sheet. This compares to $8.3 million for the year ended December 31, 2016. For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.

The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances at the start of such projects.

Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.

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As at December 31, 2017, holdbacks totaled $0.6 million, similar to the $0.5 million balance as at December 31, 2016. Holdbacks represent 1.2% of our total accounts receivable as at December 31, 2017 (1.3% as at December 31, 2016).

CAPITAL RESOURCES AND USE OF CASH

Our capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.

Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.

We anticipate that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2018 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.◆

Property, Plant, Equipment and Intangible Asset Purchases

Our capital spending program is primarily focused on acquiring equipment to replace disposed assets and/or support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. Having an effective maintenance program is important to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and our project profits.

As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as “multi-life component” equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is disposed of and replacement capital requirements are determined based on historical utilization and anticipated future demand.

For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are disposed of and replacement capital decisions are likewise assessed based on historical utilization and anticipated future demand. We refer to this type of equipment as “single-life component” equipment.

We typically require between $20.0 million to $30.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $10.0 million to $20.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life. Our fleet replacement is primarily focused on our smaller, civil construction equipment and reflects the current and anticipated continued high demand and utilization of these fleets.

In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. In addition, we develop or acquire our intangible assets through capital expenditures. Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.◆ Our equipment fleet value is currently split among owned (55%), capital leased (37%) and rented equipment (8%).

For the year ended December 31, 2017, we used $51.8 million in cash for net capital expenditures on property, plant, equipment and intangible assets (expenditures, net of proceeds from: the sale of equipment; assets held for sale; excluding $20.3 million in proceeds for the financing of owned equipment through capital leases). We acquired a further $14.4 million in equipment through capital leases during the current year. Included in the net capital expenditures and equipment secured through capital leases for the year ended December 31, 2017 was $25.9 million invested in growth capital expenditures, driven by an investment in expanding the haul capacity of certain sizes of our existing heavy haul equipment fleet through the purchase of a used equipment from a competitor exiting the large earthworks market and the purchase of land to support the construction of our new maintenance facility.

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For the year ended December 31, 2016, we used $24.4 million in cash for net capital expenditures (excluding $13.9 million in proceeds for the financing of owned equipment through capital leases). We acquired a further $9.6 million of equipment through capital leases during the previous year. Included in the net capital expenditures and equipment secured through capital leases for the year ended December 31, 2016, was $6.5 million invested in growth capital expenditures, driven by an investment expanding the haul capacity of certain sized of our fleet with technological improvements and the purchase of used heavy equipment.

We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. In 2018 we intend to limit our annual sustaining capital expenditures to approximately $35.0 million to $45.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements. We believe that our annual growth capital expenditures could range from $25.0 million to $30.0 million, to support our anticipated growth in revenue and our investment in our new maintenance facility. We believe our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet our sustaining and growth equipment investment requirements. We also believe that we will be able to leverage the liquidity provided by our Credit Facility to finance the construction of our new maintenance facility.

Contractual Obligations and Other Commitments

Our principal contractual obligations relate to our long-term debt; capital and operating leases; capital for property, plant and equipment; and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments as early repayment is possible resulting in lower interest payments (Convertible Debentures and Credit Facility) or interest is not defined in the contract (equipment and building operating leases and supplier contracts), unless otherwise noted, as of December 31, 2017.

					Payments due by fiscal year

(dollars in thousands)	Total	2018	2019	2020	2021	2022
Convertible Debentures(i)	$40,000	$—	$—	$—	$—	$40,000
Credit Facility(ii)	32,000	—	—	32,000	—	—
Capital leases (including interest)	71,492	31,530	20,696	12,182	4,892	2,192
Equipment and building operating leases	12,526	3,248	2,238	2,348	2,374	2,318
Capital for property, plant and equipment	17,600	17,600	—	—	—	—
Supplier contracts	7,323	7,323	—	—	—	—
Total contractual obligations	$180,941	$59,701	$22,934	$46,530	$7,266	$44,510

(i)	The Convertible Debentures bear interest of 5.5% and mature on March 31, 2024. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2017.
(ii)	The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.

Our total contractual obligations of $180.9 million as at December 31, 2017 have increased from $130.0 million as at December 31, 2016 primarily as a result of the $40.0 million borrowing on our Convertible Debentures early in the current year, the $6.0 million increase in capital lease obligations and the $17.6 million commitment for capital for property, plant and equipment (commitments for the construction of our new maintenance facility), partially offset by the $7.6 million reduction in borrowing against our credit facilities and the $7.8 million reduction in equipment and building operating lease commitments.

For a discussion on the Credit Facility see “Credit Facility”, above and for a more detailed discussion of our Convertible Debentures, see “Description of Securities and Agreements – Convertible Debentures” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Credit Facility

New Credit Facility

On August 1, 2017, we entered into a new Credit Facility Agreement with a banking syndicate now being led by National Bank of Canada, replacing our Previous Credit Facility. The Credit Facility provides borrowings of up to

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$140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. This facility matures on August 1, 2020, with an option to extend on an annual basis. The Credit Facility also allows for a capital lease limit of $100.0 million.

The Credit Facility is comprised solely of a revolver feature, unlike our Previous Credit Facility, which had a borrowing base limit to available borrowings and was divided into a $30.0 million term loan and a $70.0 million revolving facility.

Under the terms of the new agreement, the Senior Leverage Ratio is to be maintained at less than 3.0:1, except in the case of the following four quarters after an acquisition where the ratio will increase to 3.5:1, meanwhile the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.

•	The Senior Leverage Ratio is re-defined as Senior Debt to our trailing 12-month Adjusted EBITDA; and

•	The Fixed Charge Coverage Ratio is re-defined as trailing 12-month Adjusted EBITDA less cash taxes to Fixed Charges.

Financial Covenants are to be tested quarterly on a trailing four quarter basis. As at December 31, 2017, we were in compliance with the Credit Facility covenants.

“Adjusted EBITDA” is defined in “Explanatory Notes – Non-GAAP Financial Measures” in this MD&A.

“Senior Debt” is defined under the Credit Facility as Total Debt plus outstanding Letters of Credit under our Credit Facility, less: (i) purchase money debt incurred for construction of particular property or equipment, but only for 60 days after the property or equipment is commissioned for use; (ii) convertible unsecured subordinated debentures; and liabilities from hedge and swap arrangements. This is used in the Senior Debt to trailing 12-month Adjusted EBITDA ratio and the pricing grid to determine the pricing level for borrowing and standby fees under the facility.

“Fixed Charges”, is defined under the Credit Facility as cash interest, scheduled payments on debt, unfunded cash distributions and unfinanced net capital expenditures. Our Credit Facility excludes Previous Credit Facility repayments from the determination of Fixed Charges.

•	The term “unfunded” is defined as requiring borrowings from the Credit Facility or the issuance of our shares to support cash distributions such as dividends payments or the redemption of any class of our shares.

•	The term “unfinanced” is defined as expenditures.

For a full discussion on our Credit Facility, including pricing, see “Significant Business Events – Credit Facility” in this MD&A.

For a full discussion on our Previous Credit Facility, see “Resources and Systems – Credit Facility in our annual MD&A for the year ended December 31, 2016.

Borrowing activity under the Credit Facility

As at December 31, 2017, there was $0.8 million in issued letters of credit under the Credit Facility and the unused borrowing availability was $107.2 million. As at December 31, 2016, under the Previous Revolver, there was $0.8 million in issued letters of credit and the borrowing base allowed for a maximum draw of $92.1 million. At December 31, 2016, the Company’s unused borrowing availability under the Previous Revolver was $58.2 million, which was limited by the borrowing base to $51.7 million.

Securities and Agreements

Capital structure

We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.

On August 14, 2017, we commenced a Normal Course Issuer Bid (“NCIB”), which authorizes us to purchase up to 2,424,333 common shares through the facilities of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). A limit of 1,460,089 of the total number of common shares can be purchased on the NYSE to comply with relevant securities laws, which represents 5% of the issued and outstanding common shares. As at December 31, 2017, a total of 1,142,762 common shares, at a weighted average price of $4.98 per share, have been purchased and subsequently cancelled in the normal course.

On August 7, 2017, we completed our previously announced Normal Course Issuer Bid (“NCIB”), cancelling a total of 1,482,795 common voting shares under that NCIB at a weighted average price of $6.26 per share.

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As at December 31, 2017, we have used almost $15.0 million in cash to purchase and subsequently cancel a total of 2,625,557 common shares in the normal course during the current year. The current year NCIB programs have reduced our outstanding common share balance to 25,452,224 as at December 31, 2017. This outstanding common share balance is net of the 2,617,926 common shares classified as treasury shares as at December 31, 2017.

On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.

As at February 9, 2018, there were 27,905,950 voting common shares outstanding, which included 2,626,548 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (28,070,150 common shares, including 2,617,926 common shares classified as treasury shares at December 31, 2017). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at December 31, 2017, there were an aggregate of 913,540 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 913,540 common voting shares.

For a more detailed discussion of our share data, see “Description of Securities and Agreements – Capital Structure” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Convertible Debentures

On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024. We pay interest an annual rate of 5.50%, payable semi annually on March 31 and September 30 of each year, commencing September 30, 2017.

The Convertible Debentures may be converted into common shares at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.

The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. We have the option to redeem the Convertible Debentures at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.

If a change in control occurs, we are required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

Debt Ratings

On March 14, 2017, S&P Global Ratings (“S&P”) affirmed our “B” long-term corporate credit rating. At the same time, they affirmed our “intermediate” standing for their financial risk profile. S&P stated that the stable outlook reflects their view that our financial risk profile will have ample cushion at the “B”.

For a discussion of our debt ratings, see the “Debt Ratings” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Related Parties

On July 14, 2016, we appointed a new member to the Board of Directors. The director is currently the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director’s appointment.

For the three months and year ended December 31, 2017, we received $81 and $332, respectively, in this related party transaction since the director’s appointment.

Internal Systems and Processes

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under

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Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Vice President, Finance to allow timely decisions regarding required disclosures.

An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Vice President, Finance of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of December 31, 2017 such disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and Vice President, Finance are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2017, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2017, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Material changes to internal controls over financial reporting

There have been no material changes to internal controls over financial reporting during the year ended December 31, 2017.

Accounting Pronouncements

We recently adopted the following accounting pronouncements:

•	Inventory

◦	In July 2015, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This accounting standard simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. This standard was adopted January 1, 2017 and the adoption did not have a material effect on our consolidated financial statements.

Issued accounting pronouncements not yet adopted

•	Revenue from Contracts with Customers

◦	In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has modified the standards thereafter with the issuance of ASU 2016-08, 2016-10, 2016-12 and 2016-20. This ASU will be effective commencing January 1, 2018. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Leases

◦	In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU will be effective commencing January 1, 2019, with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

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•	Statement of Cash Flows

◦	In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the “Accounting pronouncements recently adopted” and “Recent accounting pronouncements not yet adopted” sections of our Consolidated Financial Statements for the year ended December 31, 2017 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by us include:

•	assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	assumptions used in periodic impairment testing; and

•	estimates and assumptions used in the determination of the recoverability of deferred tax assets, the useful lives of property, plant, equipment and intangible assets and potentially the allowance for doubtful accounts.

Actual results could differ materially from those estimates.

The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, and lump-sum project. Major changes in cost estimates can have a significant effect on profitability.

The complex judgments and estimates most critical to an investor’s understanding of our financial results and condition are contained within our significant accounting policies. Below is a listing of our significant accounting policies in which we define how we apply these critical accounting estimates:

•	Revenue recognition

•	Property, plant and equipment

•	Allowance for doubtful accounts receivable

•	Financial instruments

•	Foreign currency translation

For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the “Significant accounting policies” section of our Consolidated Financial Statements for year ended December 31, 2017 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

H. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS

Forward-Looking Information

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.

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Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	Our expectation that our new maintenance facility will generate cash payback on the investment within approximately 5 years.

•	Our belief that our new credit facility will provide us with the ability to expand our liquidity in line with our growth.

•	Our expectation that we will be able to expand our operations outside of the Canadian oil sands.

•	Our expectation that we will be able to achieve our objective of a minimum 15% compound growth in revenue and EBITDA over the period of our three-year organic growth plan.

•	Our belief that we will be able to achieve growth through building production related recurring services volumes in our core oil sands market, together with the addition of value creating services, and expanding our market coverage to include other resource mines and infrastructure related projects that involve major earthworks.

•	Our expectation that customers will continue to use economies of scale in production to lower oil sands operating costs per barrel.

•	Our belief that the two large earthworks jobs we are executing in the winter season will have volumes roughly 10% higher than last year, that the combined value of the work could exceed $90.0 million and will likely continue to benefit all of the first quarter of 2018.

•	Our expectation that the new Fort Hills oil sands mine will provide a direct benefit in terms of incremental demand for our services and an indirect benefit from the overall tightening of heavy equipment supply.

•	Our expectation that there will be meaningful heavy construction activity for the summer season of 2018.

•	Our expectation that we will remain on the Fording River coal mine site well into the first half of 2018.

•	Our expectation that revenue at the Highland Valley copper mine will increase over the work duration.

•	Our belief that we will be successful on several bids for further natural resource related contracts, both in Canada and the USA, in 2018 and 2019.

•	Our expectation that we will be successful at pre-qualifying to bid major infrastructure projects.

•	Our belief that our initiative of leveraging our core equipment maintenance competence into work for third parties could have a discernible impact on our 2018 results and that the external maintenance business could eventually provide more than $30.0 million in annual revenue stream for us.

•	Our belief that the ongoing purchase and cancellation of our voting common shares will increase shareholder value per share, while the purchase of common shares through the trust established to acquire and hold shares in respect of stock-based compensation plans will have a positive impact on shareholder dilution and cash costs going forward.

•	Our expectation that we will not experience a strike or lockout.

•	Our anticipation that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2018 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

•	Our belief that our equipment ownership strategy will continue to allow us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other

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factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions”, “Risk Factors” and “Quantitative and Qualitative Disclosure about Market Risk”, below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the “Forward-Looking Information, Assumptions and Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Assumptions

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	our level of receivables, inventory and unbilled revenue, and our requirements for liquidity, are similar to our historical experience;

•	that oil prices remain stable and do not drop significantly in 2018;

•	that the Canadian dollar does not significantly appreciate in 2018;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	continuing demand for construction services, including in non-oil sands projects such as other resource industries and in the infrastructure sector;

•	that our continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers’ ability to pay in timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•	our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct the southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•	our ability to successfully pursue heavy civil construction contracts in the oil sands, along with broader and more robust major resource projects and infrastructure projects;

•	our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•	our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

2017 Management’s Discussion and Analysis	33

NOA

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Risk Factors

The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

Foreign Exchange Risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

At December 31, 2017, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.

All dollar amounts set forth in this MD&A, the attached financial statements and AIF for the year ended

December 31, 2017 are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

The following tables set forth the exchange rates for one Canadian dollar, expressed in U.S. dollars, based on the Thomson Reuters nominal noon exchange rates. On February 9, 2018, the noon buying rate was $1.00 = US$0.79.

	2017
	December	November	October	September	August	July
High for period	$0.80	$0.79	$0.80	$0.82	$0.80	$0.80
Low for period	0.78	0.78	0.78	0.80	0.78	0.77

		Year ended December 31,
		2017	2016	2015	2014	2013
Average for period		$0.77	$0.76	$0.78	$0.90	$0.97

Interest Rate Risk

We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.

34	2017 Management’s Discussion and Analysis

NOA

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

At December 31, 2017, we had no outstanding debt pertaining to our Term Loan under the Credit Facility (December 31, 2016 – $28.6 million).

Business Risk Factors

•	Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry or a global reduction in the demand for oil and related commodities could result in a decrease in the demand for our services.

•	Changes in our customers’ perception of oil prices over the long-term or the economic viability of a new oil sands project or capital expansion to an existing project could cause our customers to defer, reduce or stop their investment in oil sands capital projects, which would, in turn, reduce our revenue from capital projects from those customers.

•	Our customer base is concentrated, and the loss of, or a significant reduction in, business from a major customer could adversely affect our financial condition.

•	Short-notice customer communication of reduction in their mine development or support service requirements, in which we are participating, could lead to our inability to secure replacement work for our dormant equipment and could subject us to non-recoverable costs.

•	Anticipated new major capital projects in the oil sands may not materialize.

•	A portion of our revenue is generated by providing construction services for fixed term projects.

•	Our operations are subject to weather-related and environmental factors that may cause delays in our project work.

•	Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.

•	Unanticipated short-term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

•	An unfavourable resolution to our significant project claims could result in a revenue write-down in future periods.

•	Our ability to maintain planned project margins on projects with longer-term contracts with fixed or indexed price escalators may be hampered by the price escalators not accurately reflecting increases in our costs over the life of the contract.

•	A drop in the global demand for heavy equipment could reduce our ability to sell excess equipment and negatively impact the market value of our fleet. A reduced fleet value could result in an impairment charge being recorded against net income and may also reduce our borrowing base under our Credit Facility.

•	A change in strategy by our customers to reduce outsourcing could adversely affect our results.

•	Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results.

•	We may not be able to access sufficient funds to finance a growth in our working capital or equipment requirements.

•	Significant labour disputes could adversely affect our business.

For further information on risks, including “Quantitative and Qualitative Disclosure about Market Risk”, “Business Risk Factors”, “Risk Factors Related to the Cyber Security of our Information Technology Systems” and “Risk Factors Related to Our Common Shares” please refer to the “Forward-Looking Information, Assumptions and Risk Factors – Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

2017 Management’s Discussion and Analysis	35

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I. GENERAL MATTERS

Additional Information

Our corporate office is located at 26550 Acheson Road, Acheson, Alberta, T7X 6B2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.

For the definition of terms commonly used in our industry but not otherwise defined in this MD&A, please see “Glossary of Terms” in our most recent AIF.

Additional information relating to us, including our AIF dated February 13, 2018, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (“SEDAR”) database at www. sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www. nacg.ca.

36	2017 Management’s Discussion and Analysis

Management’s Report

The accompanying consolidated financial statements and all of the information in Management’s Discussion and Analysis (“MD&A”) are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Energy Partners Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants. The Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2017. The details of this evaluation and conclusion are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2017, has also issued a report stating its opinion that the Company has maintained effective internal control over financial reporting as of December 31, 2017 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Martin Ferron Chief Executive Officer February 13, 2018	Rob Butler Vice President, Finance February 13, 2018

2017 Consolidated Financial Statements	37

KPMG LLP
2200, 10175 101 Street
Edmonton AB T5J 0H3 Telephone (780) 429-7300 Fax (780) 429-7379 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of North American Energy Partners Inc.

Opinion on Internal Control Over Financial Reporting

We have audited North American Energy Partners Inc.’s (the “Company”)’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017, and 2016, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated February 13, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International

Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

38	2017 Consolidaed Financial Statements

accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Edmonton, Canada

February 13, 2018

2017 Consolidated Financial Statements	39

KPMG LLP
2200, 10175 101 Street
Edmonton AB T5J 0H3 Telephone (780) 429-7300 Fax (780) 429-7379 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of North American Energy Partners Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of North American Energy Partners Inc. (the “Company”) as of December 31, 2017, and 2016, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and 2016, and its financial performance and its cash flows for the years then ended, in conformity with US generally accepted accounting principles.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 13, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 1998.

Edmonton, Canada

February 13, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International

Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

40	2017 Consolidaed Financial Statements

NOA

Consolidated Balance Sheets

As at December 31

(Expressed in thousands of Canadian Dollars)

	2017	2016
Assets
Current assets
Cash	$8,186	$13,666
Accounts receivable, net (note 5 and 15(d))	47,228	40,080
Unbilled revenue (note 6 and 15(d))	21,572	15,965
Inventories	4,754	3,437
Prepaid expenses and deposits (note 7)	1,898	1,551
Assets held for sale (note 8 and 15(a))	5,642	247

	89,280	74,946
Property, plant and equipment, net of accumulated depreciation $220,320 (2016 - $204,860) (note 9)	278,648	256,452
Other assets (note 10(a))	5,177	4,876
Deferred tax assets (note 11)	10,539	13,807

Total Assets	$383,644	$350,081

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$35,191	$29,551
Accrued liabilities (note 12)	13,879	11,175
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 6)	824	1,071
Current portion of capital lease obligations (note 14)	29,136	24,062
Current portion of long term debt (note 13(a))	—	8,169

	79,030	74,028
Long term debt (note 13(a))	70,065	31,266
Capital lease obligations (note 14)	37,833	37,338
Other long term obligations (note 16(a))	12,635	8,274
Deferred tax liabilities (note 11)	38,157	40,221

	237,720	191,127

Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2017 - 28,070,150 (December 31, 2016 - 30,518,907) (note 17(a))	231,020	252,633
Treasury shares (December 31, 2017 - 2,617,926 (December 31, 2016 - 2,213,247)) (note 17(a))	(12,350)	(9,294)
Additional paid-in capital	54,416	45,915
Deficit	(127,162)	(130,300)

	145,924	158,954

Total liabilities and shareholders’ equity	$383,644	$350,081

Commitments (note 18)
Contingencies (note 19)

Approved on behalf of the Board

/s/ Martin R. Ferron Martin R. Ferron, Chairman of the Board	/s/ Bryan D. Pinney Bryan D. Pinney, Lead Director

See accompanying notes to consolidated financial statements.

2017 Consolidated Financial Statements	41

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Consolidated Statements of Operations and

Comprehensive Income (Loss)

For the years ended December 31

(Expressed in thousands of Canadian Dollars, except per share amounts)

	2017	2016
Revenue	$292,557	$213,180
Project costs	116,346	80,023
Equipment costs	91,829	60,020
Depreciation	44,735	40,794

Gross profit	39,647	32,343
General and administrative expenses	25,299	27,222
Loss (gain) on disposal of property, plant and equipment	189	(116)
Gain on disposal of assets held for sale (note 8)	(166)	(374)
Amortization of intangible assets (note 10(b))	918	1,688

Operating income before the undernoted	13,407	3,923
Interest expense (note 20)	6,943	5,784
Other income	—	(1,375)
Foreign exchange (gain) loss	(4)	8

Income (loss) before income taxes	6,468	(494)
Income tax expense (benefit) (note 11):
Deferred	1,204	(49)

Net income (loss) and comprehensive income (loss)	$5,264	$(445)

Per share information
Net income (loss) – basic (note 17(b))	$0.20	$(0.01)
Net income (loss) – diluted (note 17(b))	$0.18	$(0.01)

See accompanying notes to consolidated financial statements.

42	2017 Consolidated Financial Statements

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Consolidated Statements of Changes in Shareholders’

Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2015	$275,520	$(5,960)	$29,527	$(127,469)	$171,618
Net loss	—	—	—	(445)	(445)
Exercised options (note 21(b))	471	—	(187)	—	284
Stock-based compensation (note 21)	—	370	2,421	—	2,791
Dividends (note 17(d)) ($0.08 per share)	—	—	—	(2,386)	(2,386)
Share purchase programs (note 17(c))	(23,358)	—	14,154	—	(9,204)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17(a))	—	(3,704)	—	—	(3,704)

Balance at December 31, 2016	$252,633	$(9,294)	$45,915	$(130,300)	$158,954
Net income	—	—	—	5,264	5,264
Exercised options (note 21(b))	960	—	(385)	—	575
Stock-based compensation (note 21)	—	1,642	1,283	—	2,925
Dividends (note 17(d)) ($0.08 per share)	—	—	—	(2,126)	(2,126)
Share purchase programs (note 17(c))	(22,573)	—	7,603	—	(14,970)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17(a))	—	(4,698)	—	—	(4,698)

Balance at December 31, 2017	$231,020	$(12,350)	$54,416	$(127,162)	$145,924

See accompanying notes to consolidated financial statements.

2017 Consolidated Financial Statements	43

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Consolidated Statements of Cash Flows

For the years ended December 31

(Expressed in thousands of Canadian Dollars)

	2017	2016
Cash (used in) provided by:
Operating activities:
Net income (loss) available to common shareholders	5,264	(445)
Adjustments to reconcile to net cash from operating activities:
Depreciation	44,735	40,794
Amortization of intangible assets (note 10(b))	918	1,688
Amortization of deferred financing costs (note 10(c), note 13(a) and note 20)	797	572
Loss (gain) on disposal of property, plant and equipment	189	(116)
Gain on disposal of assets held for sale (note 8)	(166)	(374)
Stock-based compensation expense (note 21(a))	3,995	6,030
Cash settlement of stock-based compensation (note 21(c(i)) and 21(e))	(343)	(1,211)
Other adjustments (note 10(d), note 16(b) and note 16(c))	181	97
Non-monetary other income	—	(1,375)
Deferred income tax expense (benefit) (note 11)	1,204	(49)
Net changes in non-cash working capital (note 22(b))	(7,029)	(5,780)

	49,745	39,831

Investing activities:
Purchase of property, plant and equipment	(53,813)	(27,075)
Additions to intangible assets (note 10(b))	(66)	(304)
Proceeds on disposal of property, plant and equipment	20,790	15,182
Proceeds on disposal of assets held for sale	1,640	1,681
Issuance of loan to partnership (note 10(a) and note 24)	(969)	—
Investment in partnership (note 24)	(1,177)	—

	(33,595)	(10,516)

Financing activities:
Repayment of credit facilities	(19,941)	(5,962)
Increase in credit facilities	11,732	16,962
Issuance of Convertible Debentures (note 13(d))	40,000	—
Financing costs (note 10(c) and note 13(e))	(2,982)	(99)
Redemption of Series 1 Debentures (note 13(c))	—	(19,927)
Repayment of capital lease obligations	(29,161)	(24,533)
Proceeds from options exercised (note 21(b))	575	284
Dividend payments (note 17(d))	(2,185)	(1,817)
Share purchase programs (note 17(c))	(14,970)	(9,204)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17(a))	(4,698)	(3,704)

	(21,630)	(48,000)

Decrease in cash	(5,480)	(18,685)
Cash, beginning of year	13,666	32,351

Cash, end of year	$8,186	$13,666

Supplemental cash flow information (note 22(a))

See accompanying notes to consolidated financial statements.

44	2017 Consolidated Financial Statements

NOA

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Material inter-company transactions and balances are eliminated upon consolidation. These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian incorporated subsidiaries, NACGI, North American Fleet Company Ltd., North American Construction Holdings Inc. (“NACHI”) and NACG Properties Inc., and the following 100% owned, Canadian incorporated subsidiaries of NACHI as of December 31, 2017:

•	North American Engineering Inc.

•	North American Enterprises Ltd.

•	North American Mining Inc.

•	North American Services Inc.
•	North American Site Development Ltd.

•	North American Maintenance Ltd.

•	North American Tailings and Environmental Ltd.

•	1753514 Alberta Ltd.

North American Enterprises Ltd. holds a 49% ownership interest in the assets, liabilities, revenue and expenses of a partnership agreement under the name Dene North Site Services. The Company records its share of the partnership assets, liabilities, revenues and expenses within its consolidated financial statements using the proportionate consolidation method (note 24).

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts; assumptions used in impairment testing; and, estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of its estimates of the cost to complete for each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

2017 Consolidated Financial Statements	45

NOA

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials, unit-price and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.

These two conditions are satisfied when:

•	the contract or other evidence provides a legal basis for the unapproved change order or claim, or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.

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This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.

The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.

The Company recognizes revenue from equipment rental as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used. Revenue is recognized from the foregoing activity once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectability is reasonably assured.

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying current assets and liabilities. However, included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year.

e) Cash

Cash includes cash on hand and bank balances net of outstanding cheques.

f) Accounts receivable and unbilled revenue

Accounts receivable are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized from work performed in advance of amounts billed to clients.

g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts

Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.

h) Allowance for doubtful accounts

The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

i) Inventories

Inventories are carried at the lower of cost and net realizable value, and consist primarily of spare tires, tracks, track frames, fuel and lubricants. Cost is determined using the weighted average method.

j) Property, plant and equipment

Property, plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate

Heavy equipment	Units of production	5,000 – 70,000 hours
Major component parts in use	Units of production	1,000 – 36,000 hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 – 25 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term

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The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

k) Intangible assets

Intangible assets include capitalized computer software and development costs, which are being amortized on a straight-line basis over a maximum period of four years.

The Company expenses or capitalizes costs associated with the development of internal-use software as follows:

•	Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.

•	Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the costs incurred for the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.

•	Post implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.

Costs of upgrades and enhancements are capitalized if the expenditures will result in added functionality to the software.

l) Impairment of long-lived assets

Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

m) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

A long-lived asset that is newly acquired and will be sold rather than held and used is classified as held for sale if the one year requirement is met and if the other requirements are expected to be met within a short period following the asset acquisition. Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost

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exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.

n) Asset retirement obligations

Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties. In the absence of observable market transactions, the fair value of the liability is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.

o) Foreign currency translation

The functional currency of the Company and its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.

p) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

q) Derivative financial instruments

The Company has used derivative financial instruments to manage financial risks from fluctuations in exchange rates. Such instruments were only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

r) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

s) Tax positions

The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the Consolidated Statements of Operations.

t) Stock-based compensation

The Company has a Share Option Plan which is described in note 21(b). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation

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cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 21(c). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement (“equity classified RSUs”). The Company settled RSUs issued prior to February 19, 2014 with cash (“liability classified RSUs”). Compensation expense on liability classified RSUs was calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the thirty trading days immediately preceding the day on which the fair market value was to be determined. The Company recognized compensation cost over the three-year term of the liability classified RSU with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations. At December 31, 2017, there were no unrecognized compensation costs related to non-vested share-based payment arrangements under the liability classified RSU plan. The Company recognizes compensation cost over the three-year term of the equity classified RSUs in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.

The Company has a Performance Restricted Share Unit (“PSU”) plan which is described in note 21(d). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return (“TSR”) as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using the Monte Carlo model. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital.

The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 21(e). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted average trading price of the Company’s common shares for the thirty trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.

As stock-based compensation expense recognized in the Consolidated Statements of Earnings is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures, based on historical experience. Forfeitures are estimated at the time of grant and revised, in subsequent periods if actual forfeitures differ from those estimates.

u) Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year (see note 17(b)). Diluted net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury

50	2017 Consolidated Financial Statements

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stock method and the if-converted method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of equity settled stock options, if dilutive. The number of additional shares determined using the treasury stock method is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year. The if-converted method increases the diluted weighted average shares outstanding to include additional shares from the assumed conversion of convertible debentures, if dilutive. The number of additional shares is calculated by assuming the dilutive convertible shares would be outstanding for the entire period, or at the date of issuance, if later. If the convertible debentures are dilutive, the after tax interest expense related to the convertible debentures for the entire period, or from the date of issuance if later, is added back to the net income (loss).

v) Leases

Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Certain operating lease and rental agreements provide a maximum operating hour usage limit, above which the Company will be required to pay for the over limit usage as a contingent rent expense. These contingent expenses are recognized when the likelihood of exceeding the usage limit is considered probable and are due at the end of the lease term or rental period. The contingent rental expenses are included in “Equipment costs” in the Consolidated Statements of Operations.

w) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the issuance of the Convertible Debentures and the Previous Term Loans are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest rate method over the term to maturity. Deferred financing costs related to the Revolver, and the Previous Revolver, are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.

3. Accounting pronouncements recently adopted

a) Inventory

In July 2015, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This accounting standard simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value from the lower of cost or market. This standard was adopted January 1, 2017 and the adoption did not have a material effect on the Company’s consolidated financial statements.

b) Accounting Changes and Error Corrections

In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error corrections (Topic 250) and investments - Equity Method and Joint ventures (Topic 323) to enhance disclosures of new accounting standards, including a comparison to current accounting policies, and the progress status of implementation. This ASU applies to ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU 2016-03, Financial Instruments - Credit Losses (Topic 326). This standard was effective upon issuance and has been adopted by the Company.

4. Recent accounting pronouncements not yet adopted

a) Revenue from Contracts with Customers

In May 2014, the FASB issued ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued several related ASUs which provide guidance that requires an entity to recognize revenue in accordance with a five step model. Topic 606 will replace nearly all existing US GAAP revenue guidance, including industry-specific requirements, with a single comprehensive standard and significantly expands the disclosure requirements for revenue arrangements. The model is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the total consideration to which the entity expects to be

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entitled, during the term of the contract, in exchange for those goods or services. The new standard, as amended, will be effective for the Company for interim and annual reporting periods commencing January 1, 2018.

The standard allows the use of either a full retrospective approach with restatement of all prior periods presented, or a modified retrospective approach with a cumulative effect adjustment as of the date of initial application. The Company will adopt Topic 606 applying the modified retrospective approach to only contracts that were not completed contracts with the cumulative effect adjustment recorded to equity at January 1, 2018, subject to the allowable and elected practical expedient.

To date, the Company has assessed Topic 606 to identify accounting and disclosure gaps specific to the work performed by the Company, determined the new data requirements to identify information gaps, and systems and/or reports that require modifications, considered changes to chart of accounts to facilitate entering and tracking of required information, and mapped processes to determine required changes to policies, procedures, and controls.

The Company currently recognizes revenue on its construction contracts, which comprise the majority of overall revenue, as costs are incurred on undefined scope work and using a percentage-of-completion method for defined scope work. With respect to the undefined scope work, revenue recognition under the new standard will be materially the same as revenue recognition under the existing standard for undefined scope work. With respect to revenue recognized using a percentage-of-completion method for defined scope work, the Company uses the input method of costs incurred to measure progress towards completion as that most accurately depicts the Company’s performance. As this method is permitted under the new standard, the Company will continue in its application. However, there are certain areas where the Company is quantifying the impact, if any, on its contracts that are in progress for the cumulative effect adjustment as the timing of revenue recognition may change under the new standard. These areas include identifying separate performance obligations, assessing contract modification including claims revenue, estimating variable consideration including contract incentives and penalties, and considering treatment of contract costs to obtain and fulfill a contract. There will be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms.

The Company expects to add significant disclosures based on the prescribed requirements. These new disclosures will include information regarding the significant judgments used in evaluating when and how revenues are recognized and information related to contract assets and deferred revenues. In addition, the new guidance requires that the Company’s revenue recognition policy disclosure includes additional detail regarding the various performance obligations and the nature, amount, timing and estimates of revenues and cash flows generated from contracts with customers. The Company is drafting the relevant disclosures to reflect the requirements of the new standard and expects to apply the practical expedient to not disclose any information about remaining performance obligations that have original expected durations of one year or less.

b) Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to supersede the current leases accounting standard (Topic 840). The main difference between the new standard and the current standard is the requirement that lessees recognize a lease liability and a right-of-use asset for leases currently classified as operating leases with a term longer than twelve months. Lessor accounting remains largely unchanged. Additionally, the standard requires that for a sale to occur in a sale-leaseback transaction, the transfer of assets must meet the requirements for a sale under Topic 606.

The standard requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

The Company continues to evaluate the impact of adopting the standard on its financial statements and disclosure through its change management plan which guides the adoption of the standard. The Company has compiled an inventory of all leases and is analyzing individual contracts or groups of contracts to identify any significant differences and the impact on lease transactions as a result of adopting the new standard. Through this process, the Company will also quantify the impact, on in-scope prior period transactions as well as assess the Company’s policies, practices, procedures, controls, and systems for changes necessary to process and compile the information to meet the requirements of the new standard. The new standard will be effective for interim and annual reporting periods commencing January 1, 2019, with early adoption permitted.

c) Statement of Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This accounting standard eliminates the diversity in practice related to the

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classification of certain cash receipts and payments for debt prepayments or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.

d) Stock-Based Compensation

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation (Topic 718: Scope of Modification Accounting). This accounting standard update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.

5. Accounts receivable

	December 31, 2017	December 31, 2016

Trade	$45,158	$38,746
Holdbacks	558	528
Other	1,512	806

	$47,228	$40,080

Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.

6. Costs incurred and estimated earnings net of billings on uncompleted contracts

	December 31, 2017	December 31, 2016

Costs incurred and estimated earnings on uncompleted contracts	$199,863	$208,030
Less billings to date	(179,800)	(193,136)

	$20,063	$14,894

Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the Consolidated Balance Sheets under the following captions:

	December 31, 2017	December 31, 2016

Unbilled revenue	$21,572	$15,965
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(824)	(1,071)

	$20,748	$14,894

Unbilled revenue related to non-construction activities amounted to $685 (December 31, 2016 - $nil).

7. Prepaid expenses and deposits

	December 31, 2017	December 31, 2016

Prepaid insurance and deposits	$844	$565
Current portion of prepaid lease payments	1,054	986

	$1,898	$1,551

The long term portion of prepaid lease payments is recorded in other assets (note 10(a)).

8. Assets held for sale

At December 31, 2017, the Company classified $5,642 of property, plant and equipment as “Assets held for sale” on the Consolidated Balance Sheets (2016 – $247). During the year ended December 31, 2017, impairment of assets held for sale amounting to $1,621 has been included in depreciation expense in the Consolidated

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Statements of Operations (2016 – $1,556). The write-down is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. The gain on disposal of assets held for sale was $166 for the year ended December 31, 2017 (2016 – gain of $374). The estimated fair value of the property was based on the proceeds expected on the close of the sale.

9. Property, plant and equipment

December 31, 2017	Cost	Accumulated Depreciation	Net Book Value

Owned assets
Heavy equipment	$196,045	$77,726	$118,319
Major component parts in use	72,448	45,694	26,754
Other equipment	31,923	18,400	13,523
Licensed motor vehicles	18,298	14,888	3,410
Office and computer equipment	10,157	9,468	689
Land	7,168	—	7,168
Buildings	2,547	2,482	65

	338,586	168,658	169,928

Assets under capital lease
Heavy equipment	69,657	28,613	41,044
Major component parts in use	85,015	21,247	63,768
Other equipment	558	543	15
Licensed motor vehicles	5,129	1,242	3,887
Office and computer equipment	23	17	6

	160,382	51,662	108,720

Total property, plant and equipment	$498,968	$220,320	$278,648

December 31, 2016	Cost	Accumulated Depreciation	Net Book Value

Owned assets
Heavy equipment	$188,785	$68,487	$120,298
Major component parts in use	64,229	49,673	14,556
Other equipment	31,670	16,335	15,335
Licensed motor vehicles	20,353	18,258	2,095
Office and computer equipment	9,769	9,112	657
Buildings	2,523	2,487	36

	317,329	164,352	152,977

Assets under capital lease
Heavy equipment	84,527	21,848	62,679
Major component parts in use	50,882	17,233	33,649
Other equipment	5,178	611	4,567
Licensed motor vehicles	3,373	805	2,568
Office and computer equipment	23	11	12

	143,983	40,508	103,475

Total property, plant and equipment	$461,312	$204,860	$256,452

During the year ended December 31, 2017, additions to property, plant and equipment included $34,730 of assets that were acquired by means of capital leases (2016 – $23,490). Included in capital lease additions during the year ended December 31, 2017 was $20,697 related to sale-leaseback transactions (2016 – $12,674). Deferred gains

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on these transactions are included in other long term obligations and accrued liabilities and are amortized over the expected life of the equipment (note 16(d)). Depreciation of equipment under capital lease of $19,483 (2016 – $18,536) was included in depreciation expense in the current year.

10. Other assets

a) Other assets are as follows:

	December 31, 2017	December 31, 2016

Long term prepaid lease payments (note 7)	$1,779	$1,839
Intangible assets (note 10(b))	938	1,790
Deferred financing costs (note 10(c))	707	320
Deferred lease inducement asset (note 10(d))	784	927
Loan to partnership (note 24)	969	—

	$5,177	$4,876

b) Intangible assets

	December 31, 2017	December 31, 2016

Cost	$18,188	$18,122
Accumulated amortization	17,250	16,332

Net book value	$938	$1,790

During the year ended December 31, 2017, the Company capitalized $66 (2016 – $304) of internally developed computer software costs.

Amortization of intangible assets for the year ended December 31, 2017 was $918 (2016 – $1,688).

The estimated amortization expense for future years is as follows:

For the year ending December 31,
2018	$ 464
2019	266
2020	149
2021	59

$ 938

c) Deferred financing costs

	December 31, 2017	December 31, 2016

Cost	$1,390	$550
Accumulated amortization	683	230

	$707	$320

During the year ended December 31,2017, financing fees of $840 were incurred in connection with the revolving facilities under the credit facilities (note 13(b)). These fees are being amortized ratably over the term of the credit facilities.

Amortization of these deferred financing costs included in interest expense for the year ended December 31, 2017 was $453 (2016 – $162) (note 20).

2017 Consolidated Financial Statements	55

NOA

d) Deferred lease inducements asset

Lease inducements applicable to lease contracts are deferred and amortized as an increase in general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2017	December 31, 2016

Balance, beginning of year	$927	$1,070
Amortization of deferred lease inducements	(143)	(143)

Balance, end of year	$784	$927

11. Income taxes

Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2017	2016
Income (loss) before income taxes	$6,468	$(494)
Tax rate	27.00%	27.00%

Expected expense (benefit)	$1,746	$(133)
(Decrease) increase related to:
Income tax adjustments and reassessments	30	246
Non taxable portion of capital gains	(672)	(465)
Stock-based compensation	88	158
Other	12	145

Income tax expense (benefit)	$1,204	$(49)

Classified as:
Year ended December 31,	2017	2016
Deferred income tax expense (benefit)	1,204	(49)

56	2017 Consolidated Financial Statements

NOA

The deferred tax assets and liabilities are summarized below:

	December 31, 2017	December 31, 2016
Deferred tax assets:
Tax credit carryforwards	$18,619	$15,225
Deferred financing costs	52	355
Billings in excess of costs on uncompleted contracts	222	289
Capital lease obligations	17,961	16,578
Stock-based compensation	2,985	2,672
Other	2,357	1,273

Subtotal	$42,196	$36,392
Less: valuation allowance	(1,035)	(1,035)

	$41,161	$35,357

Deferred tax liabilities:
Unbilled revenue	$5,231	$3,381
Assets held for sale	1,523	67
Accounts receivable – holdbacks	72	143
Property, plant and equipment	61,953	58,180

	$68,779	$61,771

Net deferred income tax liability	$27,618	$26,414

Classified as:

	December 31, 2017	December 31, 2016
Deferred tax asset	$10,539	$13,807
Deferred tax liability	(38,157)	(40,221)

	$(27,618)	$(26,414)

In 2017, the Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction and one provincial jurisdiction (2016 - one provincial jurisdiction).

At December 31, 2017, the Company has a deferred tax asset of $17,584 resulting from non-capital net operating loss income tax carryforwards of $65,126, which expire as follows:

December 31, 2017

2025	$2
2026	151
2027	128
2028	—
2029	—
2030	—
2031	604
2032	9,354
2033	13,829
2034	8,317
2035	—
2036	5,691
2037	27,050

$65,126

2017 Consolidated Financial Statements	57

NOA

At December 31, 2017, the Company has recorded a full valuation allowance against the deferred tax asset of $1,035 resulting from net capital loss income tax carryforwards of $7,664, which have an indefinite life.

12. Accrued liabilities

	December 31, 2017	December 31, 2016

Accrued interest payable	$714	$85
Payroll liabilities	8,828	7,733
Liabilities related to equipment leases	219	123
Current portion of deferred gain on sale-leaseback (note 16(a))	1,445	586
Dividends payable (note 17(d))	510	569
Income and other taxes payable	2,007	2,079
Liabilities related to tire disposal	156	—

	$13,879	$11,175

13. Long term debt

a) Long term debt amounts are as follows:

Current:

	December 31, 2017	December 31, 2016

Credit facilities (note 13(b))	$—	$8,246
Less: deferred financing costs	—	(77)

	$—	$8,169

Long term:
	December 31, 2017	December 31, 2016

Credit facilities (note 13(b))	$32,000	31,326
Convertible Debentures (note 13(d))	40,000	—
Less: deferred financing costs	(1,935)	(60)

	$70,065	$31,266

b) Credit facilities

	December 31, 2017	December 31, 2016

Term Loan	$—	$28,572
Revolver	32,000	11,000

Total credit facilities	32,000	39,572
Less: current portion	—	(8,246)

	$32,000	$31,326

On August 1, 2017, the Company entered into a new Credit Facility Agreement (the “Credit Facility”) with a banking syndicate led by National Bank of Canada, replacing the Sixth Amended and Restated Credit Agreement (the “Previous Credit Facility”), which included a revolving loan (the “Previous Revolver”) and a term loan (the “Previous Term Loan”). The Credit Facility matures on August 1, 2020. The Credit Facility is comprised solely of a revolving loan (the “Revolver”) which allows borrowing of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. Unlike the Previous Credit Facility, the Credit Facility borrowing is not contingent upon the value of the borrowing base. The Credit Facility permits additional capital lease debt to a limit of $100.0 million. This facility matures on August 1, 2020, with an option to extend on an annual basis.

As at December 31, 2017, there was $0.8 million in issued letters of credit under the Credit Facility and the unused borrowing availability was $107.2 million. The Previous Credit Facility was composed of a $70.0 million Previous Revolver and a $30.0 million Previous Term Loan, contingent on a borrowing base which was determined by the

58	2017 Consolidated Financial Statements

NOA

value of accounts receivable, inventory, unbilled revenue and property, plant and equipment. As at December 31, 2016, under the Previous Revolver, there was $0.8 million in issued letters of credit and the borrowing base allowed for a maximum draw of $92.1 million. At December 31, 2016, the Company’s unused borrowing availability under the Previous Revolver was $58.2 million, which was limited by the borrowing base to $51.7 million.

The Credit Facility has two financial covenants that must be tested quarterly on a trailing four quarter basis. The first covenant is the senior leverage ratio (“Senior Leverage Ratio”) is defined as senior debt (“Senior Debt” is defined as interest bearing debt excluding Convertible Debentures) as compared to earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (“Adjusted EBITDA”). The second covenant is the fixed charge coverage ratio (“Fixed Charge Coverage Ratio”) which is defined as Adjusted EBITDA less cash taxes to Fixed Charges. Fixed charges (“Fixed Charges”) is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures. The Senior Leverage Ratio is to be maintained at less than 3.0:1 and the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1. In the event the Company enters into an acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.5:1 for four quarters following the acquisition. As at December 31, 2017, the Company was in compliance with financial covenants.

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.65% depending on the Company’s Senior Leverage Ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property.

During the year ended December 31, 2017, financing fees of $840 were incurred in connection with the Revolver under the New Credit Facility Agreement (2016 – $30 in connection with modifications to the Previous Revolver under the Previous Credit Facility Revolver). These amounts are included within deferred financing costs within other assets (note 10(c)). During the year ended December 31, 2017, the Company recorded a write-off of $329 in deferred financing fees associated with the extinguishment of the Previous Credit Facility.

c) Series 1 Debentures

During the year ended December 31, 2016, the Company redeemed $19.9 million of the Series 1 Debentures, plus accrued and unpaid interest which brought the outstanding Series 1 Debentures balance to $nil. Upon the elimination of the Series 1 Debentures, the Company a recorded a $0.6 million write-off of deferred financing costs.

d) Convertible Debentures

On March 15, 2017, the Company issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures (the “Convertible Debentures”) which mature on March 31, 2024. The Company pays interest at an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.

The Convertible Debentures may be converted into common shares of the Company at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.

The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. The Convertible Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, the Company must pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.

If a change in control occurs, the Company is required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

During the year ended December 31, 2017, financing costs of $2,142 were incurred in connection with the issuance of the Convertible Debentures. This amount is included within deferred financing fees as a direct reduction to the carrying amount of long term debt (note 13(e)).

2017 Consolidated Financial Statements	59

NOA

e) Deferred financing costs

	December 31, 2017	December 31, 2016
Cost	$2,377	$235
Accumulated amortization	442	98

	$1,935	$137

During the year ended December 31, 2017, financing fees of $2,142 were incurred in connection with the issuance of the Convertible Debentures. These fees are being amortized using the effective interest method over the term to maturity.

Amortization of these deferred financing costs included in interest expense for the year ended December 31, 2017 was $344 (2016 – $410) (note 20).

14. Capital lease obligations

The minimum lease payments due in each of the next five fiscal years are as follows:

2018	$31,530
2019	20,696
2020	12,182
2021	4,892
2022	2,192

Subtotal:	$71,492
Less: amount representing interest (at rates ranging from 2.75% to 7.51%)	(4,523)

Carrying amount of minimum lease payments	$66,969
Less: current portion	(29,136)

Long term portion	$37,833

15. Financial instruments and risk management

a) Fair value measurements

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The fair values of the Company’s cash, accounts receivable, unbilled revenue, loan to partnership, accounts payable, accrued liabilities and billings in excess approximate their carrying amounts due to the relatively short periods to maturity for the instruments.

The fair values of amounts due under the Credit Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $32.0 million at December 31, 2017 and $39.6 million at December 31, 2016 (note 13(b)), the fair value of amounts due under the Credit Facility are not significantly different than the carrying value.

Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	Level 2	$66,969	$61,872	$61,400	$57,741
Convertible Debentures (ii)	Level 1	40,000	38,700	—	—

(i)	The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.
(ii)	The fair value of the Convertible Debentures is based upon the period end closing market price.

60	2017 Consolidated Financial Statements

NOA

Non-financial assets measured at estimated fair market value on a non-recurring basis as at December 31, 2017 and 2016 in the financial statements are summarized below:

	December 31, 2017		December 31, 2016
	Carrying Amount	Change in Fair Value	Carrying Amount	Change in Fair Value
Assets held for sale	$5,642	$(72)	$247	$(1,556)

Assets held for sale are reported at the lower of their carrying amount or estimated fair market value less cost to sell. The estimated fair market value less cost to sell of equipment assets held for sale (note 8) is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The estimated fair market value of the equipment assets held for sale are classified under Level 3 of the fair value hierarchy.

b) Risk management

The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

c) Market risk

Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company has used various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2017, the Company held $32.0 million of floating rate debt pertaining to its Credit Facility (December 31, 2016 – $39.6 million). As at December 31, 2017, holding all other variables constant, a 100 basis point change to interest rates on floating rate debt will result in $0.3 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2017.

The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

2017 Consolidated Financial Statements	61

NOA

d) Credit risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables and unbilled revenue are managed through established credit monitoring activities.

The Company has a concentration of customers in the oil and gas sector. The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2017	2016
Customer A	44%	47%
Customer B	26%	25%
Customer C	17%	21%

The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.

At December 31, 2017 and December 31, 2016, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	December 31, 2017	December 31, 2016
Customer 1	42%	42%
Customer 2	20%	22%
Customer 3	10%	7%
Customer 4	10%	13%
Customer 5	2%	13%

The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience. The Company reviews its unbilled revenue regularly and assesses any amounts that are not billed within the next billing cycle to confirm collectability.

The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

.	December 31, 2017	December 31, 2016
Trade accounts receivables	$45,716	$39,274
Other receivables	1,512	806

Total accounts receivable	$47,228	$40,080
Unbilled revenue	21,572	15,965

Total	$68,800	$56,045

62	2017 Consolidated Financial Statements

NOA

Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2017 and December 31, 2016, trade receivables are aged as follows:

	December 31, 2017	December 31, 2016
Not past due	$42,882	$34,263
Past due 1-30 days	2,566	2,956
Past due 31-60 days	—	2,000
More than 61 days	268	55

Total	$45,716	$39,274

As at December 31, 2017, the Company has recorded an allowance for doubtful accounts of $nil (December 31, 2016 – $nil).

16. Other long term obligations

a) Other long term obligations are as follows:

	December 31, 2017	December 31, 2016
Deferred lease inducements liability (note 16(b))	$10	$38
Asset retirement obligation (note 16(c))	744	678
Directors’ deferred stock unit plan (note 21(e))	5,672	4,945
Deferred gain on sale-leaseback (note 16(d))	7,654	3,199

	$14,080	$8,860
Less current portion of:
Deferred gain on sale-leaseback (note 16(d))	(1,445)	(586)

	$12,635	$8,274

b) Deferred lease inducements liability

Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2017	December 31, 2016
Balance, beginning of year	$38	$145
Amortization of deferred lease inducements	(28)	(107)

Balance, end of year	$10	$38

c) Asset retirement obligation

The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations.

The following table presents a continuity of the liability for the asset retirement obligation:

	December 31, 2017	December 31, 2016
Balance, beginning of year	$678	$617
Accretion expense	66	61

Balance, end of year	$744	$678

At December 31, 2017, estimated undiscounted cash flows required to settle the obligation were $1,084 (December 31, 2016 – $1,084). The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.

2017 Consolidated Financial Statements	63

NOA

d) Deferred gain on sale-leaseback

At December 31, 2017, the Company recorded a gain of $5,155 (December 31, 2016 – $2,792) on the sale-leaseback of certain heavy equipment. The gain on sale has been deferred and is being amortized in the Consolidated Statements of Operations over the expected useful life of the equipment.

	December 31, 2017	December 31, 2016
Balance, beginning of year	$3,199	$780
Addition	5,155	2,792
Amortization of deferred gain on sale-leaseback	(700)	(373)

Balance, end of year	$7,654	$3,199

17. Shares

a) Common shares

Issued and outstanding:

	Voting common shares	Treasury shares	Common shares outstanding, net of treasury shares
Issued and outstanding at December 31, 2015	33,150,281	(1,256,803)	31,893,478
Issued upon exercise of stock options (note 21(b))	102,040	—	102,040
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 21(c(i)) and 21(d))	—	(1,043,998)	(1,043,998)
Settlement of certain equity classified stock-based compensation	—	87,554	87,554
Retired through Share Purchase Program (note 17(c))	(2,733,414)	—	(2,733,414)

Issued and outstanding at December 31, 2016	30,518,907	(2,213,247)	28,305,660
Issued upon exercise of stock options (note 21(b))	176,800	—	176,800
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 21(c(i)) and 21(d))	—	(758,271)	(758,271)
Settlement of certain equity classified stock-based compensation	—	353,592	353,592
Retired through Share Purchase Programs (note 17(c))	(2,625,557)	—	(2,625,557)

Issued and outstanding at December 31, 2017	28,070,150	(2,617,926)	25,452,224

On June 12, 2014, the Company entered into a trust arrangement whereby the trustee will purchase and hold common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under certain stock-based compensation plans are to be settled (note 21(c(i)) and 21(d)).

Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2017, the Company repurchased 161,285 shares at $987 to satisfy the recipient tax withholding requirements (year ended December 31, 2016 – 35,313 shares at $130). The repurchased shares to satisfy the recipient tax withholding requirements are net against the purchase of treasury shares for settlement of certain equity classified stock-based compensation.

b) Net income (loss) per share

Year ended December 31,	2017	2016
Net income (loss) available to common shareholders	$5,264	$(445)

Weighted average number of common shares	26,697,066	29,965,899
Weighted average of effects:
Dilutive effect of treasury shares	2,622,957	—
Dilutive effect of stock options	285,703	—

Weighted average number of diluted common shares	29,605,726	29,965,899

Basic net income (loss) per share	$0.20	$(0.01)
Diluted net income (loss) per share	$0.18	$(0.01)

64	2017 Consolidated Financial Statements

NOA

For the year ended December 31, 2017, there were 469,819 stock options, nil treasury shares and 2,949,309 shares issuable on conversion of Convertible Debentures that were anti-dilutive and therefore not considered in computing diluted earnings per share (year ended December 31, 2016 – 1,176,080 stock options and 2,213,247 treasury shares).

c) Share purchase programs

The Company engaged in the following normal course issuer bids (“NCIBs”) during the years ended December 31, 2016 and December 31, 2017:

Commencement date	Facilities	Maximum number of shares to be purchased	Actual number of shares purchased and subsequently cancelled	Reduction to common shares	Increase to additional paid in capital

March 21, 2016	NYSE	1,657,514	1,657,514	$14,121	$9,021
August 9, 2016	TSX	1,075,968	1,075,900	9,237	5,133

Total during the year ended December 31, 2016		2,733,482	2,733,414	$23,358	$14,154

First phase: amended NCIB (i)	TSX	819,395	819,395	$7,057	$1,576
Second phase: amended NCIB (ii)	TSX	838,119	663,400	5,706	1,908
August 14, 2017 (iii)(iv)	NYSE, TSX	2,424,333	1,142,762	9,810	4,119

Total during the year ended
December 31, 2017		4,081,847	2,625,557	$22,573	$7,603

(i)	On March 28, 2017 the Company announced an increase to the maximum number of shares to be purchased relating to the NCIB that commenced on August 9, 2016 from the original 1,075,968 to 1,895,363 as of April 1, 2017.
(ii)	On May 25, 2017 the Company announced a further increase to the maximum number of shares to be purchased relating to the NCIB that commenced on August 9, 2016 from the amended 1,895,363 to 2,733,482 as of June 1, 2017.
(iii)	This NCIB is ongoing. All other NCIBs have reached expiration.
(iv)	In order to comply with relevant securities laws, the Company can purchase a maximum of 1,460,089 of the shares on the NYSE, which represents 5% of the issued and outstanding common shares.

d) Dividends

The Company intends to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.

During the year ended December 31, 2017, the Company paid regular quarterly cash dividends of $0.02 per share on common shares (December 31, 2016 – $0.02). At December 31, 2017, an amount of $510 was included in accrued liabilities related to the dividend declared on October 31, 2017 (December 31, 2016 – $569).

18. Commitments

The annual future minimum operating lease payments for premises for the next five years are as follows:

For the year ending December 31,

2018	$3,248
2019	2,238
2020	2,348
2021	2,374
2022	2,318

$12,526

Included in general and administrative expenses and equipment costs are operating lease expenses relating to premises of $2,902 and $3,515 for the years ended December 31, 2017 and 2016, respectively.

During the year ended December 31, 2017, the Company entered into a contract to incur capital expenditures related to the development of property, plant and equipment for $17.6 million. This commitment is expected to be settled in 2018.

2017 Consolidated Financial Statements	65

NOA

19. Contingencies

During the normal course of the Company’s operations, various disputes, legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial statements.

20. Interest expense

Year ended December 31,	2017	2016
Interest on capital lease obligations	$3,023	$2,836
Interest on credit facilities	1,507	1,593
Interest on Series 1 Debentures	—	977
Interest on Convertible Debentures	1,760	—
Amortization of deferred financing costs (note 10(c) and note 13(e))	797	572

Interest on long term debt	$7,087	$5,978
Other interest income	(144)	(194)

	$6,943	$5,784

21. Stock-based compensation

a) Stock-based compensation expenses

Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	2017	2016
Share option plan (note 21(b))	$326	$587
Liability classified restricted share unit plan (note 21(c(i)))	—	52
Equity classified restricted share unit plan (note 21(c(ii)))	1,293	1,384
Equity performance restricted share unit plan (note 21(d))	1,306	820
Liability classified deferred stock unit plan (note 21(e))	1,070	3,187

	$3,995	$6,030

b) Share option plan

Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date. For the year ended December 31, 2017, 3,399,399 shares are reserved and authorized for issuance under the share option plan.

	Number of options	Weighted average exercise price $ per share
Outstanding at December 31, 2015	1,448,000	5.33
Exercised(i)	(102,040)	2.77
Forfeited	(169,880)	5.31

Outstanding at December 31, 2016	1,176,080	5.56
Exercised(i)	(176,800)	3.26
Forfeited	(85,740)	12.36

Outstanding at December 31, 2017	913,540	5.36

(i)	All stock options exercised resulted in new common shares being issued (note 17(a)).

Cash received from options exercised for the year ended December 31, 2017 was $575 (2016 – $284). For the year ended December 31, 2017, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $640 (December 31, 2016 – $187).

66	2017 Consolidated Financial Statements

NOA

The following table summarizes information about stock options outstanding at December 31, 2017:

Options outstanding				Options exercisable

Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$2.75	187,420	4.3 years	$2.75	187,420	4.3 years	$2.75
$2.79	300,000	4.5 years	$2.79	300,000	4.5 years	$2.79
$3.69	25,800	0.9 years	$3.69	25,800	0.9 years	$3.69
$5.91	132,000	6.0 years	$5.91	105,600	6.0 years	$5.91
$6.56	70,780	3.9 years	$6.56	70,780	3.9 years	$6.56
$8.28	10,000	1.5 years	$8.28	10,000	1.5 years	$8.28
$8.58	30,000	2.7 years	$8.58	30,000	2.7 years	$8.58
$9.33	55,780	2.1 years	$9.33	55,780	2.1 years	$9.33
$10.13	51,760	3.0 years	$10.13	51,760	3.0 years	$10.13
$16.46	50,000	0.3 years	$16.46	50,000	0.3 years	$16.46

	913,540	4.0 years	$5.36	887,140	3.9 years	$5.35

At December 31, 2017, the weighted average remaining contractual life of outstanding options was 4.0 years (December 31, 2016 – 4.8 years) and the weighted average exercise price was $5.36 (December 31, 2016 – $5.56). The fair value of options vested during the year ended December 31, 2017 was $518 (December 31, 2016 – $594). At December 31, 2017, the Company had 887,140 exercisable options (December 31, 2016 – 898,500) with a weighted average exercise price of $5.35 (December 31, 2016 – $6.21).

At December 31, 2017, the total compensation costs related to non-vested awards not yet recognized was $46 (December 31, 2016 – $269) and these costs are expected to be recognized over a weighted average period of 1.0 year (December 31, 2016 – 0.9 years). There were no stock options granted under this plan for the years ended December 31, 2017 and 2016, respectively.

c) Restricted share unit plan

Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company intends to settle all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement (“equity classified RSUs”).

i) Liability classified restricted share unit plan

Number of units

Outstanding at December 31, 2015	290,790
Vested	(290,790)

Outstanding at December 31, 2016 and 2017	—

The remaining liability classified RSUs were settled in cash for $723 during the year ended December 31, 2016.

2017 Consolidated Financial Statements	67

NOA

ii) Equity classified restricted share unit plan

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2015	774,156	4.45
Granted	501,523	3.78
Vested	(87,580)	3.51
Forfeited	(64,124)	3.50

Outstanding at December 31, 2016	1,123,975	4.20
Granted	355,292	6.02
Vested	(259,860)	6.24
Forfeited	(29,474)	4.00

Outstanding at December 31, 2017	1,189,933	4.22

At December 31, 2017, there were approximately $2,199 of unrecognized compensation costs related to non–vested share–based payment arrangements under the equity classified RSU plan (December 31, 2016 – $1,945) and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.3 years (December 31, 2016 – 1.6 years). During the year ended December 31, 2017, 259,860 units vested, which were settled with common shares purchased on the open market through a trust arrangement (December 31, 2016 – 87,580 units).

d) Performance restricted share units

On June 11, 2014, the Company entered into an amended and restated executive employment agreement with the Chief Executive Officer (the “CEO”) and granted Performance Restricted Share Units (“PSU”) as a long-term incentive, which became effective July 1, 2014. Commencing with a grant on July 1, 2015, PSUs were granted to certain additional senior management employees as part of their long-term incentive compensation. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. The Company intends to settle earned PSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2015	423,592	4.86
Granted	343,706	4.97
Forfeited	(27,998)	4.52

Outstanding at December 31, 2016	739,300	4.84
Granted	248,824	5.98
Vested	(69,949)	8.57
Forfeited	(21,542)	4.05

Outstanding at December 31, 2017	896,633	4.81

At December 31, 2017, there were approximately $2,250 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2016 – $1,878) and these costs are expected to be recognized over the weighted average remaining contractual life of the PSUs of 1.36 years (December 31, 2016 – 1.75 years). During the year ended December 31, 2017, 69,949 units vested and were settled through common shares from the trust arrangement at a factor of 1.34 common shares per PSU based on performance against grant date criteria (December 31, 2016 – nil units).

The Company estimated the fair value of the PSUs granted during the years ended December 31, 2017 and 2016 using a Monte Carlo simulation with the following assumptions:

	2017	2016
Risk-free interest rate	1.17%	0.52%
Expected volatility	46.47%	43.30%

68	2017 Consolidated Financial Statements

NOA

e) Deferred stock unit plan

On November 27, 2007, the Company approved a Deferred Stock Unit (“DSU”) Plan, which became effective January 1, 2008. Under the DSU plan non-officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative expenses) in the form of DSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DSUs. On February 19, 2014, the Company modified its DSU plan to permit awards to executives in addition to directors, whereby eligible executives could elect to receive up to 50% of their annual bonus in the form of DSUs. On December 2, 2015, the executive participation aspect of the plan ended, though DSU’s granted to executives prior to this date will continue to be held. The DSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant. DSU holders that are not US taxpayers, may elect to defer the redemption date until a date no later than December 1st of the calendar year following the year in which the retirement or death occurred.

Number of units
Outstanding at December 31, 2015	928,874
Granted	171,980
Redeemed	(158,917)

Outstanding at December 31, 2016	941,937
Granted	114,895
Redeemed	(65,249)

Outstanding at December 31, 2017	991,583

At December 31, 2017, the fair market value of these units was $5.72 per unit (December 31, 2016 – $5.25 per unit). At December 31, 2017, the current portion of DSU liabilities of $nil were included in accrued liabilities (December 31, 2016—$nil) and the long term portion of DSU liabilities of $5,672 were included in other long term obligations (December 31, 2016—$4,945) in the Consolidated Balance Sheets. During the year ended December 31, 2017, 65,249 units were redeemed and settled in cash for $343 (December 31, 2016 – 158,917 units were redeemed and settled in cash for $488). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately when issued.

22. Other information

a) Supplemental cash flow information

Year ended December 31,	2017	2016
Cash paid during the year for:
Interest	$5,615	$5,895
Cash received during the year for:
Interest	162	194

Year ended December 31,	2017	2016
Non-cash transactions:
Addition of property, plant and equipment by means of capital leases	34,730	23,490
Acquisition of property, plant and equipment related to the initial investment in the partnership	2,581	—
Increase in capital lease obligations related to the initial investment in the partnership	800	—
Increase in long term debt related to the initial investment in the partnership	637	—
Reclass from property, plant and equipment to assets held for sale	(6,869)	(1,374)
Non-cash working capital exclusions:
Increase in inventory related to the initial partnership investment	(29)	—
Increase in prepaid expenses related to the initial investment in the partnership	(4)	—
Decrease in inventory related to a non-monetary transaction	—	(575)
Increase in accrued liabilities related to the current portion of the deferred gain on sale-leaseback	859	365
Net decrease in accrued liabilities related to current portion of RSU liability	—	(671)
Net (decrease) increase in accrued liabilities related to dividend payable	(59)	569

2017 Consolidated Financial Statements	69

NOA

b) Net change in non-cash working capital

The table below represents the cash (used in) provided by non-cash working capital:

Year ended December 31,	2017	2016
Operating activities:
Accounts receivable	$(7,148)	$(15,344)
Unbilled revenue	(5,607)	1,600
Inventories	(1,288)	(1,437)
Prepaid expenses and deposits	(283)	126
Accounts payable	5,640	4,517
Accrued liabilities	1,904	4,144
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(247)	614

	$(7,029)	$(5,780)

23. Claims revenue

Year ended December 31,	2017	2016
Claims revenue recognized	$1,168	$1,171

The table below represents the classification of uncollected claims on the balance sheet:

	December 31, 2017	December 31, 2016
Accounts receivable	$358	$1,171
Unbilled revenue	7,662	7,088

	$8,020	$8,259

24. Investment in partnership

On April 1, 2017, the Company entered into a partnership agreement under the name “Dene North Site Services” with Dene Sky Site Services Ltd. (“Dene Sky”). The unincorporated partnership was formed for the purpose of establishing a strategic relation with a local operator in Northern Alberta in order to expand the Company’s market opportunities in the region. The Company holds a 49% undivided ownership interest in the assets, liabilities and related revenue and expenses managed through the partnership agreement. The partnership agreement specifies that the economic activity and decision-making are jointly controlled and each partner is entitled to its share of the assets, liabilities, revenue and expenses.

The Company is contingently liable under the partnership agreement for its portion of the partnership’s obligations and liabilities that could arise from construction contracts, potential lawsuits, lease commitments and financing agreements.

At inception of the partnership, assets and liabilities were proportionately recognized within the Company’s consolidated financial statements at 49% as follows:

Assets
Cash	$1,131
Inventory	29
Prepaid expenses	4
Property, plant and equipment	2,581

Total assets	$3,745

Liabilities
Capital lease obligation	$800
Long-term debt	637

Total liabilities	$1,437

Total consideration paid	$2,308

70	2017 Consolidated Financial Statements

NOA

The financial data for the Company’s 49% interest included in the consolidated financial statements is summarized as follows:

Balance Sheet

	December 31, 2017	December 31, 2016
Assets
Current assets	$1,868	$—
Non-current assets	2,275	—

Total assets	$4,143	$—

Liabilities
Current liabilities	$1,094	$—
Long-term liabilities	1,141	—

Total liabilities	$2,235	$—

Net Assets	$1,908	$—

As at December 31, 2017, the Company had issued a loan to Dene North Site Services in the amount of $1,900, which is included in the above current liabilities at 49%. Upon consolidation, the net receivable amount is included in other assets (note 10(a)).

Statement of Operations and Comprehensive Loss

Year ended December 31,	2017	2016
Revenues	$4,310	$—
Gross profit(i)	3,908	—
Loss before taxes	(401)	—
Net loss and comprehensive loss(ii)	(401)	—

(i)	Gross profit is defined as revenue less: project costs; equipment costs; and depreciation.

(ii)	For income tax purposes, all income attributed to the partnership agreement is allocated to the partners pro-rata in accordance with their respective interest.

25. Employee benefit plans

The Company and its subsidiaries match voluntary contributions made by employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended December 31, 2017 were $877 (2016 – $865).

26. Related party transactions

On July 14, 2016, the Company appointed a new member to the Board of Directors. The director is currently the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director’s appointment.

For the year ended December 31, 2017, the Company received $332 in this related party transaction.

27. Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

2017 Consolidated Financial Statements	71

Board of Directors

Senior Management

Corporate Information

Corporate headquarters

26550 Acheson Road

Acheson, Alberta T7X 6B2

Phone: 780.960.7171

Fax: 780.969.5599

Auditors

KPMG LLP

Edmonton, Alberta

Solicitors

Bracewell & Giuliani LLP

Houston, Texas

Borden Ladner Gervais LLP

Toronto, Ontario

Exchange Listings

Toronto Stock Exchange

New York Stock Exchange

Ticker Symbol: NOA

Transfer Agent

Computershare Investor Services Inc.

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

1-866-732-8683

www.computershare.com

Investor Information

Investor Relations

David Brunetta

Phone: 780.960.7171

Fax: 780.969.5599

Email: IR@nacg.ca

Web: www.nacg.ca

Annual General Meeting

The Annual General Meeting of

North American Energy Partners Inc.

will be held:

Wednesday, April 11, 2018

3:00 PM

North American Energy Partners

26550 Acheson Road

Acheson, Alberta